Exhibit 99.1

NOTICE OF 2011 ANNUAL GENERAL MEETING

AND

MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on June 8, 2011

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the holders (“Shareholders”) of the common shares (“Shares”) of Penn West Petroleum Ltd. (“Penn West”) will be held in the Ballroom of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta on Wednesday, June 8, 2011, at 10:00 a.m. (Mountain Daylight Time) for the following purposes:

1.	to receive and consider the consolidated financial statements of Penn West for the year ended December 31, 2010 and the auditors’ report thereon;

2.	to appoint the auditors of Penn West for the ensuing year;

3.	to elect directors of Penn West for the ensuing year; and

4.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date (the “Record Date”) for determination of Shareholders entitled to receive notice of and to vote at the Meeting is May 3, 2011. Only Shareholders whose names have been entered in the register of Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after the Record Date and the transferee of those Shares establishes that the transferee owns the Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting. Each Share entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by CIBC Mellon Trust Company at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1 or Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or by facsimile at 1-416-368-2502, in each case by not later than 10:00 a.m. (Mountain Daylight Time) on June 6, 2011 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Meeting. Shareholders may also use a touch tone telephone to transmit voting instructions on or before the date and time noted above, although Shareholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting. In addition, Shareholders may use the internet to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the Shareholder’s behalf at the Meeting. For information regarding voting by telephone and voting by internet or appointing a proxy by internet, see the form of proxy for Shareholders and/or the Information Circular enclosed herewith.

The proxyholder has discretion under the accompanying form of proxy to consider a number of matters that are not yet determined. Holders of Shares who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Dated at the City of Calgary, in the Province of Alberta, this 4th day of May, 2011.

BY ORDER OF THE BOARD OF DIRECTORS OF

PENN WEST PETROLEUM LTD.

(signed) “William E. Andrew”

William E. Andrew

Chief Executive Officer

Penn West Petroleum Ltd.

INFORMATION CIRCULAR AND PROXY STATEMENT

DATED MAY 4, 2011

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PENN WEST PETROLEUM LTD.

TO BE HELD ON WEDNESDAY, JUNE 8, 2011

SECTION 1: VOTING INFORMATION

1.1	Solicitation of Proxies

This Information Circular—Proxy Statement is furnished in connection with the solicitation of proxies by management of Penn West Petroleum Ltd. (“Penn West”), for use at the annual general meeting of the holders (the “Shareholders”) of the common shares (“Shares”) of Penn West (the “Meeting”) to be held on the 8th day of June, 2011, at 10:00 a.m. (Mountain Daylight Time) in the Ballroom of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual Meeting enclosed herewith.

Accompanying this Information Circular—Proxy Statement is an Instrument of Proxy for holders of Shares. Instruments of Proxy must be received by CIBC Mellon Trust Company at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1 or Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or by facsimile at 1-416-368-2502, by not later than 10:00 a.m. (Mountain Daylight Time) on June 6, 2011 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Meeting. The record date for the Meeting is the close of business on May 3, 2011 (the “Record Date”). Only Shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date even though the Shareholder has since that time disposed of his or her Shares, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after the Record Date and the transferee of those Shares establishes that the transferee owns the Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

The persons named in the enclosed form of proxy are directors or officers of Penn West. Each Shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder’s appointee should be legibly printed in the blank space provided.

1.2	Notice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the registrar and transfer agent for Penn West as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of the registrar and transfer agent for Penn West. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Shares for their clients. Penn West does not know for whose benefit the Shares registered in the name of CDS & Co. are held. The majority of Shares held in the United States are registered in the name of Cede & Co., the nominee for The Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number or access the internet to vote the Shares held by the Beneficial Holder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the registered Shareholder and vote your Shares in that capacity. If you wish to attend the Meeting and vote your own Shares, you must do so as proxyholder for the registered Shareholder. To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

1.3	Revocability of Proxy

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the above mentioned office of CIBC Mellon Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used,

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or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

1.4	Persons Making the Solicitation

The solicitation is made on behalf of management of Penn West. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual General Meeting and this Information Circular—Proxy Statement will be borne by Penn West. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Penn West, who will not be specifically remunerated therefor.

1.5	Exercise Of Discretion By Proxy

The Shares represented by proxies in favour of management nominees shall be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Shares will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by Penn West are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual General Meeting. At the time of printing this Information Circular—Proxy Statement, management of Penn West knows of no such amendment, variation or other matter.

1.6	Voting By Telephone

Shareholders may use any touch-tone telephone to transmit their voting instructions. To do so, Shareholders must telephone toll-free 1-866-271-1207 (English only) and follow the instructions provided. Shareholders should have the instrument of proxy in hand when they call. Each Shareholders’ 13-digit control number is located on the instrument of proxy at the bottom left hand side. If you vote by telephone, your vote must be received by not later than 10:00 a.m. (Mountain Daylight Time) on June 6, 2011 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Meeting. Shareholders cannot use the telephone voting service if they wish to designate another person to attend and vote on their behalf at the Meeting.

1.7	Voting By Internet

Shareholders may use the internet at www.exproxyvoting.com/pennwest to transmit their voting instructions and for electronic delivery of information. Shareholders should have the instrument of proxy in hand when they access the web site. Shareholders will be prompted to enter their 13-digit control number which is located on the instrument of proxy on the bottom left hand side. If Shareholders vote by internet, their vote must be received by not later than 10:00 a.m. (Mountain Daylight Time) on June 6, 2011 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Meeting. The website may be used to appoint a proxy holder to attend and vote on a Shareholder’s behalf at the Meeting and to convey a Shareholder’s voting instructions. Please note that if a Shareholder appoints a proxy holder and submits their voting instructions and subsequently wishes to change their appointment or voting instructions, a Shareholder may resubmit their proxy, prior to the deadline noted above. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

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1.8	Voting Shares And Principal Holders Thereof

Penn West is authorized to issue an unlimited number of Shares. As at May 4, 2011, approximately 465,995,362 Shares were issued and outstanding. Penn West is also entitled to issue 90,000,000 preferred shares. As at May 4, 2011, no preferred shares had been issued. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Share of which such Shareholder is the registered holder. All votes on special resolutions are by a ballot and no demand for a ballot is necessary.

If two or more persons hold Shares jointly, one of those holders present at the Meeting may in the absence of the others vote the Shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the Shares jointly held by them. To the knowledge of the directors and executive officers of Penn West, no person or company beneficially owns, controls or directs, directly or indirectly, Shares carrying 10 percent or more of the voting rights attached to the issued and outstanding Shares.

1.9	Quorum For Meeting

At the Meeting, a quorum shall consist of two (2) or more persons either present in person or represented by proxy and representing in the aggregate not less than one-quarter of the outstanding Shares entitled to vote at the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

1.10	Approval Requirements

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by a majority of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

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SECTION 2: MATTERS TO BE ACTED UPON AT THE MEETING

2.1	Presentation of Financial Statements

The consolidated financial statements of Penn West for the year ended December 31, 2010, together with the auditors’ report on those statements, have been mailed to the Shareholders who have requested such materials, together with this Information Circular—Proxy Statement, in accordance with applicable securities laws. A copy of such financial statements is also available through the internet on Penn West’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on Penn West’s website at www.pennwest.com.

2.2	Appointment of Auditor

The Board recommends that KPMG LLP, Chartered Accountants (“KPMG”), be appointed auditor of Penn West for the ensuing year at a remuneration to be approved by the Board.

KPMG was the auditor of Penn West’s predecessor, Penn West Energy Trust (the “Trust”), from the Trust’s inception on April 22, 2005 until its conversion to Penn West as of January 1, 2011, and has acted as Penn West’s auditor since January 1, 2011. Prior to April 22, 2005, KPMG served as the auditor of the Trust’s predecessor, Penn West Petroleum Ltd., since 2002.

Shareholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of Penn West until the next annual meeting of the Shareholders.

2.3	Election of Directors of Penn West

Mr. Robert Brawn and Mr. R. Gregory Rich have been members of our Board since 2008 and are both retiring from the Board as of the close of the Meeting. The Board and management of Penn West thank Mr. Brawn and Mr. Rich for their valuable contributions and insights over their years of service and wish them well.

The articles of Penn West provide for a minimum of three (3) directors and a maximum of twelve (12) directors. There are currently twelve (12) directors and, in accordance with Penn West’s by-laws, the Board has fixed the number of directors at ten (10) members for the ensuing year. All of the current directors have been elected for a term of one (1) year. Shareholders are entitled to elect all ten (10) of the members of the Board by a vote of Shareholders at the Meeting.

The ten (10) nominees for election as directors of Penn West by Shareholders are as follows:

James E. Allard	Shirley A. McClellan

William E. Andrew	Murray R. Nunns

George H. Brookman	Frank Potter

John A. Brussa	Jack Schanck

Daryl Gilbert	James C. Smith

2.3.1	Individual Director Nomination and Voting Policy

In March 2011, the Governance Committee of the Board conducted a review of Penn West’s director nomination and voting policy and recommended, and the Board unanimously approved, a new director nomination and voting policy providing for individual director nomination and voting to be adopted in place of the previous policy that provided for nomination and voting for directors as a slate. Such director nomination and

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voting policy provides that in uncontested elections (i.e. elections where the number of nominees for directors is equal to the number of directors to be elected):

1.	In the event that any nominee for director receives a greater number of votes “withheld” than votes “for” his or her election as a director, then promptly following the meeting of Shareholders at which such votes were cast, the Governance Committee of the Board will consider whether or not it is appropriate to recommend to the Board that such director be requested to submit his or her resignation to the Governance Committee.

2.	The determination as to whether or not such resignation will be requested shall be in the discretion of the Governance Committee and the Board, having regard to all factors considered relevant in the discretion of the Governance Committee and the Board, including but not limited to, the performance review feedback received from members of the Board pursuant to Penn West’s annual Board performance review process.

3.	Within 90 days of the Shareholders meeting at which the votes were cast, a news release will be issued by Penn West announcing whether or not the Director in question will continue to serve on the Board.

In accordance with this new policy, the form of proxy or voting instruction form for this Meeting provides for voting for individual directors as opposed to voting for a slate of directors.

Certain information in respect of the nominees for election as directors of Penn West is provided in Section 4.2 “Summary and Biographical Information for Director Nominees”.

SECTION 3: DEFINED TERMS

To help you in understanding this Information Circular—Proxy Statement, we use the following terms, which are defined as explained below.

“Amended Savings Plan” means the Savings Plan, as amended effective January 1, 2011 in connection with the Corporation Conversion.

“Board” means the board of directors of the Corporation as it may be constituted from time to time.

“Corporate Conversion” means the conversion of the Trust on January 1, 2011 from an income trust structure to a corporate structure pursuant to a plan of arrangement approved by the Unitholders and the Court of Queen’s Bench of Alberta.

“Corporation” means Penn West Petroleum Ltd.

“CSRIP” means the Common Share Rights Incentive Plan of the Corporation, which amended and replaced the TURIP as of the Corporation Conversion on January 1, 2011.

“DSU Plan” means the Deferred Share Unit Plan for non-employee directors of Penn West.

“DSU” or “Deferred Share Unit” means a deferred share unit granted under the DSU Plan.

“HR&C Committee” means the Human Resources and Compensation Committee of the Board.

“Management” means the management of Penn West.

“Mercer” means Mercer (Canada) Limited, the external national consulting firm engaged to provide compensation

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advice to the HR&C Committee, the Board and Management.

“Named Executive Officers” means William Andrew, the Chief Executive Officer of the Corporation in 2010, Murray Nunns, the President & Chief Operating Officer of the Corporation in 2010, Todd Takeyasu, the Executive Vice President & Chief Financial Officer of the Corporation in 2010, Hilary Foulkes, the Senior Vice President, Business Development of the Corporation in 2010 and Mark Fitzgerald, the Senior Vice President, Production of the Corporation in 2010. “Named Executive Officer” means any one of the Named Executive Officers.

“Option” means a right to purchase a Share, issued under the Stock Option Plan.

“Penn West”, “we”, “us” or “our” means, prior to January 1, 2011, the Trust and its subsidiaries, and from and after January 1, 2011, Penn West Petroleum Ltd. and its subsidiaries.

“Restricted Option” means a restricted option issued under the CSRIP.

“Restricted Right” means a restricted right issued under the CSRIP.

“Savings Plan” means the Employee Retirement/Savings Plan of the Corporation originally approved by the Unitholders on May 31, 2005.

“Share” means a common share in the capital of the Corporation.

“Share Right” means a right to purchase a Share issued under the CSRIP.

“Shareholder” or “You” means a person who owns, directly or indirectly, Shares of the Corporation.

“Stock Option Plan” means the stock option plan of the Corporation approved by the Unitholders on December 14, 2010 effective as of January 1, 2011.

“Trust” means Penn West Energy Trust, as it existed prior to the Corporate Conversion.

“Trust Unit” means a trust unit of the Trust.

“TSX” means the Toronto Stock Exchange.

“TURIP” means the Trust Unit Rights Incentive Plan of the Trust adopted by the Unitholders on May 31, 2005 and in place prior to the Corporate Conversion and replaced by the CSRIP as of January 1, 2011.

“Unit Right” means a right to purchase a Trust Unit, issued under the TURIP.

“Unitholders” means the unitholders of the Trust.

SECTION 4: INFORMATION CONCERNING THE BOARD AND DIRECTOR NOMINEES

4.1	Directors’ Term and Retirement Policy

The nominees for election as directors of Penn West, if elected, will serve until the next annual meeting of Shareholders or until their successors are duly elected or appointed. In addition, Penn West’s Governance Guidelines provide that each director must offer their resignation to the Chairman of the Governance Committee upon reaching the age of 65 and annually thereafter, with the expectation that, unless otherwise determined by the Governance Committee and Board, they will not be nominated for election at the next annual meeting of

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Shareholders. The Chairman of the Governance Committee, together with the other members of the Governance Committee, will consider each such offer of resignation and make a recommendation to the Board regarding whether it is deemed appropriate to accept such resignation. The Board will then make a determination whether or not to accept such resignation. Penn West’s Governance Guidelines can be found on our website at www.pennwest.com or on SEDAR at www.sedar.com.

In early 2011, prior to the Governance Committee’s review of, and the Board’s approval of, the above list of director nominees, each of James E. Allard, Robert G. Brawn, Shirley A. McClellan and Frank Potter, having attained the age of 65 or more, submitted their respective resignations to the Chairman of the Governance Committee in accordance with Penn West’s retirement policy for Directors. Having regard to the Board’s desire to decrease the size of the Board at this time and the collective skill set of the Board, the Board declined to accept each of Mr. Allard’s, Mrs. McClellan’s and Mr. Potter’s resignations.

4.2	Summary and Biographical Information for Director Nominees

Certain information in respect of the nominees for election as directors of Penn West, including their names, municipalities of residence, present principal occupations, principal occupations during the last five years, the year in which each became a director of Penn West (or its predecessors), and the number of securities of Penn West beneficially owned or controlled or directed, directly or indirectly, by each nominee as at May 4, 2011, is set forth below.

JAMES E. ALLARD Calgary, Alberta, Canada Age: 68 Independent Director Director Since: June 30, 2006	Mr. Allard is an independent director and business advisor. He has a Bachelor of Science degree in Business Administration from the University of Connecticut and completed the Advanced Management Program at Harvard University. Mr. Allard has focused his career on international finance in the petroleum industry for over 41 years, during which time he has served as the Chief Executive Officer, Chief Financial Officer and/or a director of a number of publicly traded and private companies. Over the past eleven years he has served on the board of the Alberta Securities Commission, acted as the sole external trustee and advisor to a mid-sized pension plan and served as a director and advisor to several companies. From 1981 to 1995, Mr. Allard served as a senior executive officer of Amoco Corporation and as a director of Amoco Canada, which at that time was Canada’s largest natural gas producer. In addition, Mr. Allard is a member of the Institute of Corporate Directors.
	Board/Committee Membership in 2010	Attendance	Attendance (Total)
	Board	12/12(1)	20/20 (100%)
	Acquisitions & Divestments Committee (Chair)	N/A(2)
	Audit Committee	5/5
	Health, Safety, Environment & Regulatory Committee	1/1
	Human Resources & Compensation Committee (Chair)	2/2

Areas of Expertise	Ownership(3)

Finance	Shares:	12,040
Human Resources and Compensation	Deferred Share Units:	488
Market Regulation	Options:	n/a(4)
Oil and Natural Gas Industry	Share Rights:	50,000
	Restricted Options:	n/a(5)
	Restricted Rights:	n/a(5)

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WILLIAM E. ANDREW Calgary, Alberta, Canada Age: 58 Chief Executive Officer Director Since: June 3, 1994	Mr. Andrew is the Chief Executive Officer of Penn West, a position he has held since June 2005. Mr. Andrew also served as the President of Penn West and its predecessors from 1995 to February 2008. Mr. Andrew is a Petroleum Engineer with more than 30 years of oil and natural gas industry experience, including over 18 years with Penn West. He received his engineering diploma from the University of Prince Edward Island in 1973 and a bachelor degree in engineering from Nova Scotia Technical College in 1975. Prior to joining Penn West, Mr. Andrew held senior positions at Gulf Canada, Shell Canada, Canadian Occidental Petroleum and Ocelot Industries and served as a Vice-President at Opinac Exploration. Mr. Andrew joined Penn West in 1992 as a director and a key member of the team that led the company from a very small, non-viable junior producer to one of Canada’s largest senior oil and natural gas exploration and production companies, and thereafter to North America’s largest energy income trust. Mr. Andrew served on the Board of Governors of the Canadian Association of Petroleum Producers until April 15, 2007. He is currently the Chancellor of the University of Prince Edward Island.
	Board/Committee Membership	Attendance		Attendance (Total)
	Board	12/12	(1)	12/12 (100%)

Areas of Expertise	Ownership(3)

Engineering	Shares:	194,902
Health & Safety	Deferred Share Units:	n/a	(6)
Human Resources and Compensation	Options:	225,000
Oil and Natural Gas Exploration and Production	Share Rights:	Nil
Oil and Natural Gas Industry	Restricted Options:	835,000
Reserves	Restricted Rights:	835,000

GEORGE H. BROOKMAN Calgary, Alberta, Canada Age: 64 Independent Director Director Since: August 3, 2005	Since 1984, Mr. Brookman has been the Chief Executive Officer of West Canadian Industries Group Inc., a digital printing and document management company. In 1984, Mr. Brookman acquired West Canadian Industries Group and under his leadership, it has become one of Canada’s largest privately held digital printing and imaging service companies. He is also a partner in Vistek, a major retail camera operation with stores in Toronto, Ottawa, Mississauga, Calgary and Edmonton. He was also the founder of Commonwealth Legal Inc., Canada’s only national litigation support services company. Prior to acquiring West Canadian Industries Group, Mr. Brookman was involved for many years in the commercial development industry in the Real Estate Group at Manulife and later as the Vice-President of ATCO Development Ltd. In addition to his over 35 years of business experience, Mr. Brookman has been active in the community and is currently the Chairman of the Board for Tourism Calgary and Immediate Past President and Chairman of the Calgary Exhibition and Stampede. In addition, Mr. Brookman is a member of the Institute of Corporate Directors.
	Board/Committee Membership	Attendance		Attendance (Total)
	Board	12/12	(1)	23/23 (100%)
	Governance Committee (Chair)	3/3
	Human Resources & Compensation Committee	6/6

Areas of Expertise	Ownership(3)

Compensation and Human Resources	Shares:	15,000
Governance	Deferred Share Units:	Nil
	Options:	n/a	(4)
	Share Rights:	Nil
	Restricted Options:	n/a	(5)
	Restricted Rights:	n/a	(5)

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JOHN A. BRUSSA Calgary, Alberta, Canada Age: 54 Chairman of the Board Independent Director Director Since: April 21, 1995	Mr. Brussa is a Senior Partner of Burnet, Duckworth & Palmer LLP, a Calgary-based law firm, specializing in the area of taxation. Mr. Brussa attended the University of Windsor where he received his law degree in 1981. He has been with Burnet, Duckworth & Palmer LLP since 1982 and his current practice includes structured finance, taxation of international energy operations, corporate and income trust restructuring and reorganization, dispute resolution and acquisitions and divestitures. He has lectured extensively to the Canadian Tax Foundation, the Canadian Institute, the Canadian Petroleum Tax Society and Insight. Mr. Brussa is also a director of a number of energy and energy-related corporations and income funds. In addition, Mr. Brussa is a past Governor of the Canadian Tax Foundation and is a director or trustee of a number of charitable or non-profit organizations.
	Board/Committee Membership	Attendance		Attendance (Total)

	Board (Chairman)	12/12	(1)	12/12 (100%)

Areas of Expertise	Ownership(3)

Finance	Shares:	389,410
Governance	Deferred Share Units:	Nil
Income Trusts	Options:	n/a	(4)
Law	Share Rights:	125,000
Taxation	Restricted Options:	n/a	(5)
	Restricted Rights:	n/a	(5)

DARYL GILBERT Calgary, Alberta, Canada Age: 59 Independent Director Director Since: January 11, 2008	Mr. Gilbert has been active in the western Canadian oil and natural gas sector for over 30 years, working in reserves evaluation with Gilbert Laustsen Jung Associates Ltd. (now GLJ Petroleum Consultants Ltd.) (“GLJ”), an engineering consulting firm, from 1979 to 2005. Mr. Gilbert served as President and Chief Executive Officer of GLJ from 1994 to 2005. Since 2005, Mr. Gilbert has been an independent businessman and investor, and serves as a director for a number of public and private entities. Mr. Gilbert is a graduate of the University of Manitoba with a Bachelor of Science in Engineering and is a Registered Professional Engineer in Alberta.
	Board/Committee Membership	Attendance		Attendance (Total)

	Board	11/12	(1)	21/22 (95%)
	Health, Safety, Environment & Regulatory Committee	1/1
	Human Resources & Compensation Committee	4/4
	Reserves Committee (Chair)	5/5

Areas of Expertise	Ownership(3)

Engineering	Shares:	5,264
Oil and Natural Gas Industry	Deferred Share Units:	488
Reserves	Options:	n/a	(4)
	Share Rights:	Nil
	Restricted Options:	n/a	(5)
	Restricted Rights:	n/a	(5)

10	PENN WEST EXPLORATION 2011 MANAGEMENT PROXY CIRCULAR

SHIRLEY A. MCCLELLAN Hanna, Alberta, Canada Age: 69 Independent Director Director Since: June 8, 2007	Mrs. McClellan has served as the Chancellor of the University of Lethbridge since February 2011. In addition, Mrs. McClellan is Distinguished Scholar in Residence at the University of Alberta for the Faculties of Agriculture and Rural Economy and the School of Business, lecturing primarily in Rural Economy and the School of Business. In addition, Mrs. McClellan serves as the Chair of Horse Racing Alberta, a private not-for-profit corporation. Mrs. McClellan brings to Penn West the experience gained over 20 years of distinguished service to the Province of Alberta. Her career included the offices of Deputy Premier of Alberta from 2001 to 2007, Minister of Finance of Alberta from 2004 to 2007 and Chair of the Treasury Board and Vice-Chair of the Agenda and Priorities Committee of the Government of Alberta. Mrs. McClellan served a total of six terms as a Member of the Alberta Legislative Assembly representing the constituency of Drumheller-Stettler. Over this time period, she held numerous other portfolios, including Minister of Agriculture, Food and Rural Development, Minister of International and Intergovernmental Relations, Minister of Community Development, and Minister of Health.
	Board/Committee Membership	Attendance		Attendance (Total)

	Board	12/12	(1)	22/22 (100%)
	Audit Committee	5/5
	Governance Committee	3/3
	Health, Safety, Environment & Regulatory Committee	2/2

Areas of Expertise	Ownership(3)

Community, Public and Government Relations	Shares:	6,370
Finance	Deferred Share Units:	488
Health and Safety	Options:	n/a	(4)
	Share Rights:	50,000
	Restricted Options:	n/a	(5)
	Restricted Rights:	n/a	(5)

MURRAY R. NUNNS Calgary, Alberta, Canada Age: 55 President & Chief Operating Officer Director Since: June 9, 2009(7)	Mr. Nunns is the President & Chief Operating Officer of Penn West, a position he has held since February 2008. In addition, Mr. Nunns served as member of the Board of Penn West from May 31, 2005 until January 11, 2008(7), during which time he also served as the Chairman of the Reserves Committee. Mr. Nunns is a professional geologist who has held a number of executive positions in the Canadian oil and natural gas industry prior to his time with Penn West. He served as the Chairman of Monterey Exploration Ltd., a public oil and gas company, from 2005 until September 2010. From 2003 to 2005, he served as the President and Chief Executive Officer of Crispin Energy Inc., a public oil and gas company. From 1993 to 2002, he held a variety of management positions at Rio Alto Exploration Ltd., a public oil and gas company, including Executive Vice President of Exploration and Development and Chief Operating Officer.
	Board/Committee Membership	Attendance		Attendance (Total)

	Board	12/12	(1)	12/12 (100%)

Areas of Expertise	Ownership(3)

Geology	Shares:	117,606
Human Resources and Compensation	Deferred Share Units:	n/a	(6)
Oil and Natural Gas Exploration and Production	Options:	225,000
Oil and Natural Gas Industry	Share Rights:	Nil
Reserves	Restricted Options:	860,000
	Restricted Rights:	860,000

11	PENN WEST EXPLORATION 2011 MANAGEMENT PROXY CIRCULAR

FRANK POTTER Toronto, Ontario, Canada Age: 74 Independent Director Director Since: June 30, 2006	Mr. Potter has a background in international banking in Europe, the Middle East and the United States. He managed the international business of one of Canada’s principal banks before being appointed Executive Director of the World Bank in Washington where he served for nine years. Mr. Potter subsequently served as a Senior Advisor at the Department of Finance for the Canadian government. He is currently the Chairman of Emerging Markets Advisors, Inc., a Toronto based consultancy that assists corporations in making and managing direct investments internationally. Mr. Potter serves on a number of boards, including Canadian Tire Corporation, Limited, the Royal Ontario Museum and Biovail Corporation.
	Board/Committee Membership	Attendance		Attendance (Total)
	Board	12/12	(1)	22/22 (100%)
	Acquisitions & Divestments Committee	N/A	(2)
	Audit Committee	5/5
	Governance Committee	5/5

Areas of Expertise	Ownership(3)

Banking	Shares:	12,977
Finance	Deferred Share Units:	488
Governance	Options:	n/a	(4)
International Markets	Share Rights:	50,000
	Restricted Options:	n/a	(5)
	Restricted Rights:	n/a	(5)

JACK SCHANCK Canmore, Alberta, Canada Age: 59 Independent Director Director Since: June 2, 2008	Mr. Schanck brings over 31 years of experience in the US and Canadian international oil and natural gas industry, as a geologist and an experienced manager. Since December 2010, Mr. Schanck has held the position of President, Chief Executive Officer and director of Sonde Resources Corp. (an Alberta-based oil and natural gas exploration company). Prior thereto, Mr. Schanck was an independent businessman from January 2010 until December 2010, and from 2007 to 2009, the Managing Partner of Tecton Energy (“Tecton”), following the merger of SouthView Energy and Tecton. Prior to joining Tecton, Mr. Schanck was Chief Executive Officer of SouthView Energy, an independent oil and natural gas investment vehicle funded by Jefferies Capital Partners and Quantum Energy Partners. For over five years before starting SouthView Energy, Mr. Schanck served as Co-Chief Executive Officer of Samson Investment Company (“Samson”), a large private oil and natural gas company based in the U.S. Prior to his work with Samson, Mr. Schanck held a variety of technical and managerial positions, over a 23-year period with Unocal Corporation, including President of Spirit Energy (the domestic exploration and production portion of Unocal), Executive Vice President, International, Executive Vice President, World Wide Exploration, and President of Unocal Canada.
	Board/Committee Membership	Attendance		Attendance (Total)

	Board	12/12	(1)	19/19 (100%)
	Health, Safety, Environment & Regulatory Committee (Chair)	2/2
	Reserves Committee	5/5

Areas of Expertise	Ownership(3)

Geology	Shares:	10,000
Health & Safety	Deferred Share Units:	488
Oil and Natural Gas Industry	Options:	n/a	(4)
Reserves	Share Rights:	Nil
	Restricted Options:	n/a	(5)
	Restricted Rights:	n/a	(5)

12	PENN WEST EXPLORATION 2011 MANAGEMENT PROXY CIRCULAR

JAMES C. SMITH Calgary, Alberta, Canada Age: 60 Independent Director Director Since: May 31, 2005	Mr. Smith is a Chartered Accountant with over 35 years of experience in public accounting and industry. Since 1998, he has been a business consultant and independent director to a number of public and private companies operating in the oil and natural gas industry. From February 2002 to June 2006, he served as the Vice-President and Chief Financial Officer of Mercury Energy Corporation, a private oil and natural gas company. Mr. Smith also held the position of Chief Financial Officer of Segue Energy Corporation, a private oil and natural gas company, from January 2001 to August 2003. From 1999 to 2000, Mr. Smith was the Vice-President and Chief Financial Officer of Probe Exploration Inc., a publicly traded oil and natural gas company. Mr. Smith served as the Vice-President and Chief Financial Officer of Crestar Energy Inc. from its inception in 1992 until 1998, during which time the company completed an initial public offering, was listed on the Toronto Stock Exchange and completed several major debt and equity financing transactions.
	Board/Committee Membership	Attendance		Attendance (Total)
	Board	12/12	(1)	28/28 (100%)
	Audit Committee (Chair)	5/5
	Human Resources & Compensation Committee	6/6
	Reserves Committee	5/5

Areas of Expertise	Ownership(3)

Accounting (Audit Committee financial expert)	Shares:	40,000
Business Strategy	Deferred Share Units:	488
Finance	Options:	n/a	(4)
	Share Rights:	Nil
	Restricted Options:	n/a	(5)
	Restricted Rights:	n/a	(5)

Notes:

(1)	Board meeting attendance includes two strategy meetings.
(2)	Statistics with respect to meetings of the Acquisitions & Divestments Committee are not disclosed for reasons of confidentiality.
(3)	Represents the number of securities of Penn West beneficially owned or controlled or directed, directly or indirectly, by each nominee as at May 4, 2011 and based on information provided to Penn West by each nominee (in the case of Shares only).
(4)	Non-employee directors are not eligible to participate in the Stock Option Plan.
(5)	Non-employee directors are not eligible to hold Restricted Options or Restricted Rights.
(6)	Employee directors are not eligible to participate in the Deferred Share Unit Plan.
(7)	Mr. Nunns was a director of Penn West from May 31, 2005 to January 11, 2008, and rejoined the Board on June 9, 2009.

13	PENN WEST EXPLORATION 2011 MANAGEMENT PROXY CIRCULAR

4.3	Board Committee Compositions

The following table identifies the Board’s committees and their members as at May 4, 2011.

Committees (Number of Members)
Director	Acquisitions & Divestments Committee (2)	Audit Committee (4)	Governance Committee (4)	Human Resources and Compensation Committee (4)	Reserves Committee (4)	Health, Safety and Environment Committee (4)
James E. Allard	Chair	X		Chair
William E. Andrew(1)
Robert G. Brawn			X			X
George H. Brookman			Chair	X
John A. Brussa(2)
Daryl Gilbert					Chair	X
Shirley A. McClellan		X				X
Murray R. Nunns(1)
Frank Potter	X	X	X
R. Gregory Rich			X	X	X
Jack Schanck					X	Chair
James C. Smith		Chair		X	X

Notes:

(1)	As employee directors, Messrs. Andrew and Nunns do not serve on any committees of the Board.
(2)	As Chairman of the Board, Mr. Brussa does not serve on any committees of the Board.

4.4	Director Independence

The Board is responsible for determining whether or not each director is independent. In making this determination, the Board applies the definition of “independence” as set forth in National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”). In applying this definition, the Board considers all relationships of the directors with Penn West, including business, family and other relationships. The Board also determines whether each member of Penn West’s Audit Committee is independent pursuant to the requirements of National Instrument 52-110 Audit Committees and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended. The Board has opted not to adopt the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual.

The Board has determined that Mr. Andrew is not independent, as he is the Chief Executive Officer of Penn West. Similarly, the Board has determined that Mr. Nunns is not independent, as he is the President and Chief Operating Officer of Penn West. The Board has determined that all other members of the Board are independent under the standards of NI 58-101. In addition, all members of the Board’s committees have been determined to be independent. All Audit Committee members have been determined to be independent under any additional regulatory requirements applicable to them.

Mr. Brussa is a senior partner with the law firm of Burnet, Duckworth & Palmer LLP (“BD&P”). BD&P provides legal services to Penn West. The Governance Committee has reviewed and considered this relationship and recommended to the Board, and the Board has unanimously determined, that such relationship does not interfere with the exercise of Mr. Brussa’s independent judgement in his role as a member of the Board.

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Messrs. Smith and Potter currently serve on the audit committees of more than three public companies each, including the Audit Committee of Penn West. The Governance Committee has reviewed and considered these audit committee memberships and recommended to the Board, and the Board has unanimously determined, that such other audit committee memberships do not impair Mr. Smith’s or Mr. Potter’s ability to serve on the Audit Committee of Penn West.

The following table reflects the determinations made by the Board with respect to the independence of each director.

Director	Management	Independent	Not Independent	Reason for Non-Independence
James E. Allard		X
William E. Andrew	X		X	Mr. Andrew is the Chief Executive Officer of Penn West.
Robert G. Brawn		X
George H. Brookman		X
John A. Brussa		X
Daryl Gilbert		X
Shirley A. McClellan		X
Murray R. Nunns	X		X	Mr. Nunns is the President & Chief Operating Officer of Penn West.
Frank Potter		X
R. Gregory Rich		X
Jack Schanck		X
James C. Smith		X

15	PENN WEST EXPLORATION 2011 MANAGEMENT PROXY CIRCULAR

4.5	Director Attendance Record

The attendance record of each current director, for all Board meetings and meetings of committees of the Board, other than the Acquisitions & Divestments Committee, held in 2010 is set forth below.

Director	Board(1)	Audit Committee	HR&C Committee	Governance Committee	Health, Safety & Environment Committee	Reserves Committee	Total
James E. Allard	12/12	5/5	2/2(2)	—	1/1(2)	—	20/20 (100%)
William E. Andrew	12/12	—	—	—	—	—	12/12 (100%)
Robert G. Brawn	12/12	—	—	2/2(3)	2/2	2/3(3)	18/19 (95%)
George H. Brookman	12/12	—	6/6	5/5	—	—	23/23 (100%)
John A. Brussa	12/12	—	—	—	—	—	12/12 (100%)
Daryl Gilbert	11/12	—	4/4(4)	—	1/1(4)	5/5	21/22 (95%)
Shirley A. McClellan	12/12	5/5	—	3/3(5)	2/2	—	22/22 (100%)
Murray R. Nunns	12/12	—	—	—	—	—	12/12 (100%)
Frank Potter	12/12	5/5	—	5/5	—	—	22/22 (100%)
R. Gregory Rich	12/12	—	6/6	5/5	—	1/1(6)	24/24 (100%)
Jack Schanck	12/12	—	—	—	2/2	5/5	19/19 (100%)
James C. Smith	12/12	5/5	6/6	—	—	5/5	28/28 (100%)
Total	143/144 (99%)	20/20 (100%)	24/24 (100%)	20/20 (100%)	8/8 (100%)	18/19 (95%)	233/235 (99%)
Overall Number and Percentage of Meetings Attended:							233/235 99%

Notes:

(1)	There were ten Board meetings and two strategy meetings of the Board and senior management in 2010.
(2)	Mr. Allard was appointed to the Human Resources & Compensation Committee, and ceased to be a member of the Health, Safety, Environment & Regulatory Committee, as of September 9, 2010.
(3)	Mr. Brawn was appointed to the Governance Committee, and ceased to be a member of the Reserves Committee, as of September 9, 2010.
(4)	Mr. Gilbert was appointed to the Health, Safety, Environment & Regulatory Committee, and ceased to be a member of the Human Resources & Compensation Committee, as of September 9, 2010.
(5)	Mrs. McClellan ceased to be a member of the Governance Committee as of September 9, 2010.
(6)	Mr. Rich was appointed to the Reserves Committee as of September 9, 2010.

16	PENN WEST EXPLORATION 2011 MANAGEMENT PROXY CIRCULAR

4.6	Other Public Company Board Memberships

The table below sets forth the other reporting issuers for which Penn West director nominees serve as directors as at May 4, 2011 and the stock exchanges on which such issuers are listed.

Director	Reporting Issuer	Stock Exchange
Allard	None	—
Andrew	None	—
Brawn	Black Diamond Group Limited	TSX
	Grande Cache Coal Corporation	TSX
	Parkland Industries Ltd.	TSX
Brookman	None	—
Brussa	Baytex Energy Corp.	TSX, NYSE
	Calmena Energy Services Inc.	TSX
	Chinook Energy Inc.	TSX
	Crew Energy Inc.	TSX
	Deans Knight Income Corporation	TSX
	Enseco Energy Services Corp.	TSX-V
	Galleon Energy Inc.	TSX
	Just Energy Group Inc.	TSX
	Midway Energy Ltd.	TSX
	North American Energy Partners Inc.	TSX, NYSE
	Orleans Energy Ltd.	TSX-V
	Pinecrest Energy Inc.	TSX-V
	Progress Energy Resources Corp.	TSX
	Storm Resources Ltd.	TSX
	Westfire Energy Ltd.	TSX
	Yoho Resources Inc.	TSX-V
	Twin Butte Energy Ltd.	TSX
Gilbert	AltaGas Ltd.	TSX
	Crocotta Energy Inc.	TSX
	Falcon Oil & Gas Ltd.	TSX-V
	Galleon Energy Inc.	TSX
	Globel Direct Inc.	N/A
	Longview Oil Corp.	TSX
	MGM Energy Corp.	TSX
	PRD Energy Inc.	TSX-V
	Qwest Energy Investment Management Corp. (manager of Qwest Energy funds)	TSX
	Seaview Energy Inc.	TSX-V
	Suroco Energy Inc.	TSX-V
	Zed-I Inc.	TSX-V
McClellan	None	—
Nunns	None	—

17	PENN WEST EXPLORATION 2011 MANAGEMENT PROXY CIRCULAR

Director	Reporting Issuer	Stock Exchange
Potter	Canadian Income Management Inc.	TSX
	Canadian Income Management CIM Limited	TSX
	Canadian Tire Corporation, Limited	TSX
	C.A Bancorp Inc.	TSX
	CAPVEST Income Corp.	TSX-V
	Sentry Select Capital Corporation, a private company that manages a number of exchange-traded investment funds, and each of the trusts and funds in the Sentry Select family	—
Rich	None	—
Schanck	Epic Energy Resources, Inc.	OTCBB
	Sonde Resources Corp.	TSX
Smith	Antrim Energy Inc.	TSX, LSE
	Midway Energy Ltd.	TSX
	Pure Energy Services Ltd.	TSX

4.7	Interlocking Board Memberships

The following table sets forth the nominees who served together as directors on the boards of other reporting issuers as at May 4, 2011.

Company	Directors in Common	Committee Memberships in Common
Galleon Energy Inc.	Brussa / Gilbert	None

Midway Energy Ltd.	Brussa / Smith	None

4.8	Report on Director Compensation

4.8.1	Overview of Director Compensation

The Board, through the Governance Committee, is responsible for developing and implementing the directors’ compensation program. The main objectives of the directors’ compensation program are to:

(a)	attract and retain highly qualified individuals as members of the Board;
(b)	compensate the directors in a manner that is competitive with other comparable public issuers and commensurate with the risks and responsibilities assumed in Board and Board committee membership; and
(c)	align the interests of the directors with the interests of Shareholders.

Unlike compensation for Penn West’s executive officers, the directors’ compensation plan is not designed to pay for performance. Rather, directors receive cash retainers and meeting fees for their services in order to help ensure unbiased decision-making. Share ownership, required through ownership guidelines, serves to align the directors’ interests with the interests of the Shareholders. Consistent with this philosophy, non-employee directors do not participate in Penn West’s Employee Retirement Savings Plan (for more information regarding the Employee Retirement Savings Plan, see Section 6.2 “Narrative Discussion of Plan-Based Awards – Employee

18	PENN WEST EXPLORATION 2011 MANAGEMENT PROXY CIRCULAR

Retirement Savings Plan”), and as of January 1, 2008, the Board determined that Unit Rights would no longer be granted to non-employee directors pursuant to the TURIP (now the CSRIP) (for more information regarding the TURIP and the CSRIP, see Section 6.1 “Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan”). Thus, the only outstanding Unit Rights issued to non-employee directors were granted prior to January 1, 2008, and once such Unit Rights are exercised or expire, no further Unit Rights will be held by non-employee directors of Penn West.

The Governance Committee performs an annual review of Penn West’s director compensation program to ensure that such compensation program continues to achieve the objectives listed above, as well as to assess the continued appropriateness of such objectives. The Governance Committee formulates and makes recommendations to the Board regarding the form and amount of compensation for directors, and the Board establishes the form and amount of compensation for directors based on these recommendations.

In 2008, the Governance Committee provided recommendations to the Board entailing extensive revisions to Penn West’s director compensation program, based on the objectives summarized above, the director compensation practices of a comparator peer group, and the desire to move away from equity based compensation in accordance with generally recommended governance practices. The Board reviewed and accepted the recommendations of the Governance Committee and approved a new director compensation program on August 6, 2008.

The main focus of the changes made to the non-employee directors’ compensation program in August 2008 was to formalize the discontinuation of Unit Rights grants to non-employee directors. Thus, in accordance with the changes made to the directors’ compensation program in 2008, instead of receiving Unit Rights under the TURIP, non-employee members of the Board in 2010, other than the Chairman of the Board, were paid an annual retainer of $125,000, with 60 percent (i.e. $75,000) of such annual retainer required to be used to purchase Trust Units of the Trust. Provided that the subject director was in compliance with the minimum Trust Unit ownership requirements for non-employee directors in place in 2010 (see Section 4.9 “Director Equity Ownership Policy” for details of the minimum Trust Unit / Share ownership requirements for Board members), such director was exempt from the requirement to use such portion of compensation for Trust Unit purchases. Similarly, the Chairman of the Board was paid an annual retainer of $250,000 in 2010, with 40 percent (i.e. $100,000) of such annual retainer required to be used to purchase Trust Units of the Trust, subject to the same exception as for the other directors in the event that the minimum Trust Unit ownership requirement for directors had been satisfied.

In November 2010, as a result of the Governance Committee’s annual review of the directors’ compensation program and in connection with the review of Penn West’s compensation plans in connection with the Corporate Conversion, the Governance Committee recommended the adoption of a deferred share unit plan for directors to complement the existing directors’ compensation program and further align the interests of directors with Shareholders. The Board approved the adoption of the DSU Plan as of January 1, 2011, for implementation by Penn West upon the Corporate Conversion. Effective as of January 1, 2011, the DSU Plan has replaced the mandatory equity purchase component of the directors’ compensation program that applied in 2010. For details regarding the DSU Plan, see Section 4.8.4(c) “Deferred Share Unit Plan”.

19	PENN WEST EXPLORATION 2011 MANAGEMENT PROXY CIRCULAR

The following table summarizes the director fee structure in place for Penn West in 2010.

Annual Retainer for Chairman of the Board	$250,000
Annual Retainer for each Board Member other than the Chairman of the Board:	$125,000	(1)
Annual Retainer for each Acquisitions & Divestments Committee Member	$20,000
Annual Retainer for Audit Committee Chair	$15,000
Annual Retainer for each Committee Chair (other than Chairs of the Audit Committee and Acquisitions & Divestments Committee)	$7,500
Board and Committee Meeting Fees (per meeting attended) (2)	$1,500
Travel Fee (per instance)(3)	$1,500

Notes:

(1)	$75,000 of this amount was required to be used to purchase Trust Units. For any Director who owned 5,000 or more Trust Units (the Trust Unit ownership requirement in place for directors in 2010), there was an exemption from this requirement.
(2)	Acquisitions & Divestments Committee members did not receive meeting fees for Acquisitions & Divestments Committee meetings.
(3)	A travel fee of $1,500 is paid when a non-employee director traveled more than four hours each way, outside his or her province or state of residence, for attendance at a meeting of the Board or a committee, or an annual or special meeting of the Trust’s Unitholders.

In addition to the fees described in the table above, directors also received reimbursement for out-of-pocket expenses in carrying out their duties as a director and were eligible to participate in the health and wellness benefits programs generally available to employees of Penn West.

William Andrew, a director and the Chief Executive Officer of Penn West, and Murray Nunns, a director and the President & Chief Operating Officer of Penn West, do not receive any retainers, fees, Unit Rights grants or other compensation in their respective capacities as directors of Penn West. Accordingly, the disclosure set forth below in respect of directors does not refer to any compensation paid to Mr. Andrew or Mr. Nunns in their respective capacities as directors of Penn West and only refers to the other, non-employee directors of Penn West. For information on Mr. Andrew’s and Mr. Nunn’s compensation in 2010 in their respective capacities as the Chief Executive Officer and the President and Chief Operating Officer of Penn West, see Section 5 “Report on Executive Compensation”.

Including Messrs. Andrew and Nunns, a total of 12 individuals served as directors of Penn West for the entire 2010 financial year.

20	PENN WEST EXPLORATION 2011 MANAGEMENT PROXY CIRCULAR

4.8.2	Director Compensation Table

The following table and related notes disclose all amounts and forms of compensation provided to the non-employee directors of Penn West for services in 2010.

Name	Fees earned(1) ($)		Share-based awards(2) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)	Pension value(4) ($)	All other compensation(5) ($)	Total(6) ($)
James Allard	177,322		N/A	N/A	N/A	N/A	Nil	177,322
Robert Brawn	152,000		N/A	N/A	N/A	N/A	7,042	159,042
George Brookman	167,000		N/A	N/A	N/A	N/A	170	167,170
John Brussa	268,000		N/A	N/A	N/A	N/A	Nil	268,000
Daryl Gilbert	164,000		N/A	N/A	N/A	N/A	195	164,195
Shirley McClellan	158,000		N/A	N/A	N/A	N/A	195	158,195
Frank Potter	178,000		N/A	N/A	N/A	N/A	12,112	190,112
Gregory Rich	164,679		N/A	N/A	N/A	N/A	13,500	178,179
Jack Schanck	161,000		N/A	N/A	N/A	N/A	10,500	171,500
James Smith	182,000		N/A	N/A	N/A	N/A	195	182,195
Total	1,772,001	(6)	Nil	Nil	Nil	Nil	43,909	1,815,910

Notes:

(1)	Includes all fees awarded, earned, paid, or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
(2)	Penn West did not grant “share-based awards” or “option-based awards” to its directors in 2010. For these purposes: (i) “share-based awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock; and (ii) “option-based awards” means an award under an equity incentive plan of options, including share options, share appreciation rights and similar instruments that have option-like features.
(3)	No amounts were earned by the directors in 2010 for services performed in 2010 that are related to awards under non-equity incentive plans. For the purposes of applicable Canadian securities legislation, a “non-equity incentive plan” is an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of Section 3870 of the CICA Handbook.
(4)	Penn West does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits to directors.
(5)	Includes all other compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Penn West or a subsidiary of Penn West, to a director in any capacity, under any other arrangement (if any), including all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite not generally available to all employees of Penn West paid, payable, awarded, granted, given, or otherwise provided to the director for services provided, directly or indirectly, to Penn West or a subsidiary of Penn West. In 2010, these amounts consisted of a $6,930 parking benefit paid to Mr. Brawn, travel fees paid to Messrs. Potter, Rich and Schanck of $1,500 for each instance when such director travelled more than four hours each way, outside his province or state of residence, for attendance at a Board, committee or Unitholders’ meeting, and the value of life and health insurance premiums paid on behalf of all of the non-employee directors other than Messrs. Allard, Brussa, Rich and Schanck.
(6)	Represents the dollar value of each director’s total compensation for 2010, being the sum of the amounts reported in the other columns of the table.

21	PENN WEST EXPLORATION 2011 MANAGEMENT PROXY CIRCULAR

4.8.3	Breakdown of Director Compensation

The following table and related notes provide a more detailed breakdown of all amounts of compensation provided to the non-employee directors of Penn West for services in 2010, as set forth more generally in the Director Compensation Table in Section 4.8.2 above.

Name	Board Retainer	Committee Retainer(1)	Committee Chair Retainer(2)	Board Meeting Fees	Committee Meeting Fees	Strategic Planning Sessions	Travel Fee(3)	Option- Based Awards(4)	All Other Comp.(5)	Total
James Allard	125,000	20,000	2,322	15,000	12,000	3,000	Nil	Nil	Nil	177,322
Robert Brawn	125,000	Nil	Nil	15,000	9,000	3,000	Nil	Nil	7,042	159,042
George Brookman	125,000	Nil	7,500	15,000	16,500	3,000	Nil	Nil	170	167,170
John Brussa	250,000	Nil	Nil	15,000	Nil	3,000	Nil	Nil	Nil	268,000
Daryl Gilbert	125,000	Nil	7,500	13,500	15,000	3,000	Nil	Nil	195	164,195
Shirley McClellan	125,000	Nil	Nil	15,000	15,000	3,000	Nil	Nil	195	158,195
Frank Potter	125,000	20,000	Nil	15,000	15,000	3,000	12,000	Nil	112	190,112
Gregory Rich	125,000	Nil	5,179	15,000	16,500	3,000	13,500	Nil	Nil	178,179
Jack Schanck	125,000	Nil	7,500	15,000	10,500	3,000	10,500	Nil	Nil	171,500
James Smith	125,000	Nil	15,000	15,000	24,000	3,000	Nil	Nil	195	182,195
Total	1,375,000	40,000	45,001	148,500	133,500	30,000	36,000	Nil	7,909	1,815,910

Notes:

(1)	A $20,000 annual retainer was paid to each member of the Acquisitions & Divestments Committee. There were no annual retainers paid for service on the other committees of the Board, other than the committee chairs.
(2)	Mr. Brookman received an additional $7,500 annual retainer as chair of the Governance Committee. Mr. Rich was chair of the Human Resources & Compensation Committee from January 1, 2010 to September 9, 2010, when Mr. Allard was appointed chair of such committee. The annual retainer for the chair of the Human Resources & Compensation Committee is $7,500, which amount was pro-rated between Messrs. Rich and Allard for the year. Mr. Gilbert received an additional $7,500 annual retainer as chair of the Reserves Committee. Mr. Schanck received an additional $7,500 annual retainer as chair of the Health, Safety, Environment and Regulatory Committee. Mr. Smith received an additional $15,000 annual retainer as chair of the Audit Committee. Mr. Allard was the Chair of the Acquisitions & Divestments Committee, but did not receive a committee chair retainer, as there was no additional retainer paid to the chair of the Acquisitions & Divestments Committee.
(3)	A travel fee of $1,500 was paid when a non-employee director travelled more than four hours each way, outside his or her province or state of residence, for attendance at a meeting of the Board or a committee, or an annual or special meeting of the Shareholders.
(4)	Penn West did not grant “share-based awards” or “option-based awards” to its directors in 2010. For these purposes: (i) “share-based awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock; and (ii) “option-based awards” means an award under an equity incentive plan of options, including share options, share appreciation rights and similar instruments that have option-like features.
(5)	Includes all other compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Penn West or a subsidiary of Penn West, to a director in any capacity, under any other arrangement (if any), including all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite not generally available to all employees of Penn West paid, payable, awarded, granted, given, or otherwise provided to the director for services provided, directly or indirectly, to Penn West or a subsidiary of Penn West. In 2010, these amounts included a $6,930 parking benefit paid to Mr. Brawn and the value of life and health insurance premiums paid on behalf of all of the non-employee directors other than Messrs. Allard, Brussa, Rich and Schanck.

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4.8.4	Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

4.8.4(a)	Outstanding Share-Based Awards and Option-Based Awards

Applicable Canadian securities legislation defines a “share-based award” as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock. As of January 1, 2011, Penn West adopted the DSU Plan, which allows for the grant of Deferred Share Units to directors of Penn West. Deferred Share Units fall within the definition of “share-based award”. However, as the DSU Plan did not take effect until January 1, 2011, Penn West did not grant “share-based awards” to its directors in 2010. For more information regarding the DSU Plan, see Section 4.8.4(c) “Deferred Share Unit Plan”.

Applicable Canadian securities legislation defines an “option-based award” as an award under an equity incentive plan of options, including share options, share appreciation rights and similar instruments that have option-like features. Penn West did not grant any “option-based awards” to its directors in 2010, and has not granted any “option-based awards” to its directors since 2007, when Penn West ceased granting Unit Rights to directors.

The following table sets forth information regarding all Unit Rights outstanding as at December 31, 2010 that were held by each individual who was serving as a non-employee director on such date. All of the Unit Rights held by the directors were issued at a grant price equal to the fair market value of the Trust Units at the applicable grant date, as determined in accordance with the TURIP. For details regarding the TURIP, see Section 6.1 “Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan”.

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	Option-based Awards					Share-based Awards
Name	Number of Trust Units underlying unexercised Unit Rights (#)		Unit Right exercise prices(1) ($)	Unit Right expiration dates	Value of unexercised in-the-money Unit Rights(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
James Allard	50,000		29.22	July 24, 2012	Nil	N/A	N/A
Robert Brawn	Nil	(3)	N/A	N/A	N/A	N/A	N/A
George Brookman	Nil		N/A	N/A	N/A	N/A	N/A
John Brussa	125,000		10.63	May 30, 2011	1,651,250	N/A	N/A
	18,900		21.52	Jan 8, 2011	43,848
Daryl Gilbert	Nil	(3)	N/A	N/A	N/A	N/A	N/A
Shirley McClellan	50,000		21.25	Sept 10, 2011	129,500	N/A	N/A
Frank Potter	10,200		21.52	Jan 8, 2011	23,664	N/A	N/A
	50,000		29.22	July 24, 2012	Nil
Gregory Rich	Nil	(3)	N/A	N/A	N/A	N/A	N/A
Jack Schanck	Nil	(3)	N/A	N/A	N/A	N/A	N/A
James Smith	Nil		N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Pursuant to the terms of the TURIP, on exercise of a Unit Right, Unit Right holders could elect to pay either the original grant price or the reduced exercise price after reducing the original grant price to account for the amount of distributions paid per unit during the period since the grant date. For the purposes of this table, the exercise prices of the outstanding Unit Rights are presented after giving effect to the reduction in the applicable grant prices in accordance with the terms of the TURIP, as each of the Unit Rights would not have been in-the-money at the respective original grant prices on December 31, 2010.
(2)	Pursuant to the terms of the TURIP, on exercise of a Unit Right, Unit Right holders could elect to pay either the original grant price or the reduced exercise price after reducing the original grant price to account for the amount of distributions paid per unit during the period since the grant date. For the purposes of this table, the exercise prices of the unexercised in-the-money Unit Rights are presented after giving effect to the reduction in the applicable grant prices in accordance with the terms of the TURIP, as each of the Unit Rights would not have been in-the-money at the respective original grant prices on the respective vesting dates of such Unit Rights. Thus, the value of in-the-money unexercised Unit Rights held at December 31, 2010 has been calculated based on the difference between the closing price of the Trust Units on the TSX on December 31, 2010 of $23.84 per Trust Unit and the reduced exercise price of the applicable Unit Rights as at December 31, 2010.
(3)	As of January 1, 2008, the issuance of Unit Rights to directors under the TURIP was discontinued. Messrs. Brawn, Gilbert, and Rich were appointed to the Board as of January 11, 2008 and Mr. Schanck was elected to the Board as of June 2, 2008. Accordingly, Messrs. Brawn, Gilbert, Rich and Schanck were never issued Unit Rights under the TURIP.

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4.8.4(b)	Incentive Plan Awards – Value Vested or Earned During the Year

Applicable Canadian securities legislation defines a “non-equity incentive plan” as an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of Section 3870 of the CICA Handbook (for example, a cash bonus plan). Penn West did not grant any “non-equity incentive plan” compensation to its directors in 2010.

The following table and related notes set forth the value of the Unit Rights that vested in 2010 under the TURIP that were held by each non-employee director. For details regarding the TURIP, see Section 6.1 “Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan”.

Name	Option-based awards – Value vested during the year(1)(2) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
James Allard	Nil	N/A	N/A
Robert Brawn	N/A(3)	N/A	N/A
George Brookman	89,000	N/A	N/A
John Brussa	222,500	N/A	N/A
Daryl Gilbert	N/A(3)	N/A	N/A
Shirley McClellan	Nil	N/A	N/A
Frank Potter	Nil	N/A	N/A
Gregory Rich	N/A(3)	N/A	N/A
Jack Schanck	N/A(3)	N/A	N/A
James Smith	106,800	N/A	N/A

Notes:

(1)	Represents the aggregate dollar value that would have been realized if the Unit Rights that vested in 2010 had been exercised on the respective vesting dates of such Unit Rights, calculated based on the difference between the opening price of the Trust Units on the TSX on the applicable vesting dates and the reduced exercise price of the applicable Unit Rights as at the respective vesting dates.
(2)	Pursuant to the terms of the TURIP, on exercise of a Unit Right, Unit Right holders could elect to pay either the original grant price or the reduced exercise price after reducing the original grant price to account for the amount of distributions paid per Trust Unit during the period since the grant date. For the purposes of this table, the “Option-based awards – Value vested during the year” amounts are presented using the respective exercise prices after giving effect to the reduction in the applicable grant prices in accordance with the terms of the TURIP.
(3)	As of January 1, 2008, the issuance of Unit Rights to directors under the TURIP was discontinued. Messrs. Brawn, Gilbert and Rich were appointed to the Board as of January 11, 2008 and Mr. Schanck was elected to the Board as of June 2, 2008. Accordingly, Messrs. Brawn, Gilbert, Lee, Rich and Schanck were never issued Unit Rights under the TURIP.

4.8.4(c)	Deferred Share Unit Plan

At a meeting of the Board of Penn West held on November 5, 2010, the Board approved the DSU Plan for Penn West effective as of January 1, 2011. Subject to the Governance Committee reporting to the Board on all matters relating to the DSU Plan and obtaining approval of the Board for those matters required by the Committee’s mandate, the DSU Plan is administered by the Governance Committee. Under the DSU Plan, DSUs are granted by Penn West to non-employee directors that provide rights to receive, on a deferred payment basis, a cash payment based on the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the day of payment. Employee directors are not eligible to participate in the DSU Plan.

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Purpose of the DSU Plan: To (i) promote a greater alignment of interests between non-employee directors of Penn West and the Shareholders by providing a means to accumulate a meaningful financial interest in Penn West that is commensurate with the responsibility, commitment and risk of non-employee directors; (ii) support a compensation plan that is competitive and rewards long-term success of Penn West as measured in total Shareholder returns for Penn West; and (iii) assist Penn West’s ability to attract and retain qualified individuals with the experience and ability to serve as non-employee directors.

DSU Grants: The DSU Plan provides that non-employee directors who have not yet met the minimum Share ownership requirements for individual directors as established by the Board from time to time must receive 40% of their annual Board member retainer in the form of DSUs. Such directors may elect to receive any amount in excess of 40% of their annual Board member retainer, as well any part of the rest of their annual remuneration, in the form of DSUs, as may any directors who have already met the applicable minimum Share ownership requirements for directors. A director’s annual remuneration required and/or elected to be received in the form of DSUs (if any) is referred to as the “Deferred Remuneration”. Penn West credits DSUs in respect of Deferred Remuneration to a director’s account on the date that the director’s Deferred Remuneration would otherwise be payable. The number of DSUs to be credited is determined by dividing the amount of the Deferred Remuneration by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date the DSUs are credited.

Treatment of Dividends: When dividends are paid on Shares, additional DSUs are credited to the non-employee director’s account as of the dividend payment date, based on the dollar amount of the dividends notionally payable in respect of such number of DSUs in the non-employee director’s account on the dividend payment date, divided by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the dividend payment date.

Vesting: DSUs vest immediately upon being credited to a non-employee director’s account.

Maturity Date for DSUs: A director is not entitled to receive payment of any amount for DSUs credited to his or her account until following that director’s retirement from all positions with Penn West, or where a director has (except as a result of death) otherwise ceased to hold any positions with Penn West. Following such termination of services, all DSUs credited to the director’s account will be redeemed by Penn West as of the maturity date, being December 1st of the calendar year immediately following the year in which the termination of service occurred or such earlier date following the termination of services as elected by the director by notice to Penn West (either such date, the “Maturity Date”). Special rules apply with respect to determination of the maturity date for directors who are United States taxpayers or where the U.S. Internal Revenue Code of 1986, as amended, otherwise applies.

Payment on Maturity: A director is not entitled to receive any amount prior to his or her Maturity Date (as described above). Within ten calendar days following the Maturity Date, Penn West will make a lump sum cash payment, net of any applicable withholdings, to the non-employee director equal to the number of DSUs credited to the non-employee director’s account as of the date of termination of such director’s services to Penn West, multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date.

Payment on Death: If a director dies while in office or after ceasing to hold all positions with Penn West but before the Maturity Date, Penn West will, within 90 days of the date of death, make a lump sum cash payment to the director’s estate in an amount equal to the number of DSUs credited to the director’s account as of the date of death multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of death.

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4.9	Director Equity Ownership Policy

4.9.1	Director Equity Ownership Policy in 2010

In 2010, the Penn West’s director ownership policy provided that each director was required to maintain ownership of a minimum of 5,000 Trust Units during his or her tenure as a director of Penn West. New directors of Penn West had a period of two (2) years from the date of their election or appointment as a director to bring themselves into compliance with this requirement.

4.9.2	Director Equity Ownership and Changes

The following table summarizes the Shares beneficially owned or controlled or directed, directly or indirectly, by each of the non-employee directors of Penn West and investment-at-risk statistics for the non-employee directors of Penn West as at April 29, 2011. As of January 1, 2011, Shares and DSUs are each considered “equity” for the purposes of Penn West’s Share ownership requirement policy for directors.

	As at April 30, 2010				As at April 29, 2011
Director	Trust Units (#)(1)	DSUs (#)(2)		Total Equity (#)(3)	Shares (#)(1)	DSUs (#)(2)	Total Equity (#)(3)	Year over Year Change in Total Equity (#)	Market Value of Total Equity ($)(4)	Equity at Risk as multiple of annual Board retainer(5) (#)	Total Meets or Exceeds Ownership Requirement for 2010(6)
James Allard	5,040	N/A	(7)	5,040	12,040	488	12,528	7,488	304,180	2.43	Yes
George Brookman	9,000	N/A	(7)	9,000	15,000	Nil	15,000	6,000	364,200	2.91	Yes
John Brussa	369,410	N/A	(7)	369,410	389,410	Nil	389,410	20,000	9,454,875	37.82	Yes
Daryl Gilbert	5,042	N/A	(7)	5,042	5,264	488	5,752	710	139,659	1.12	Yes
Shirley McClellan	1,370	N/A	(7)	1,370	6,370	488	6,858	5,488	166,512	1.33	Yes
Frank Potter	7,993	N/A	(7)	7,993	12,977	488	13,465	5,472	326,930	2.62	Yes
Jack Schanck	8,500	N/A	(7)	8,500	10,000	488	10,488	1,988	254,649	2.04	Yes
James Smith	16,000	N/A	(7)	16,000	40,000	488	40,488	24,488	983,049	7.86	Yes
Average Year Over Year Change in Total Equity:									+8,954
Average value at risk as multiple of annual retainer:									7.27
Total value at risk as multiple of total annual retainers:									10.66

Notes:

(1)	Total number of Shares (or Trust Units, in the case of April 30, 2010 figures) beneficially owned, controlled or directed, indirectly or directly, by each Named Executive Officer. For purposes of this table, Trust Units and Shares are treated as equal, as each Trust Unit was exchanged for one Share on the Corporate Conversion.
(2)	Total number of DSUs held by each director.
(3)	Total number of Shares (or Trust Units, in the case of April 30, 2010 figures) plus total number of DSUs held by each director.
(4)	Reflects the market value of Shares and DSUs based on the closing price of $24.28 for the Shares on the TSX on April 29, 2011.
(5)	“Equity at Risk as multiple of annual retainer” is the “Market Value of Total Equity” for the director divided by: (a) in the case of the Chairman of the Board, the Chairman’s annual retainer of $250,000; and (b) in the case of all other directors, the annual Board member retainer of $125,000.
(6)	Non-employee director equity ownership requirement in 2010 was 5,000 Trust Units. Shares were treated as equivalent to Trust Units for purposes of determining compliance with such requirement as at April 29, 2011. See Section 4.9.3 for increased non-employee director equity ownership requirements effective as of January 1, 2011, which non-employee directors have a period of five years to achieve.
(7)	The DSU Plan did not take effect until January 1, 2011, so no DSUs were issued to directors in 2010.

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4.9.3	Director and Executive Equity Ownership Policy as of January 1, 2011

In late 2010, the Governance Committee undertook a review of Penn West’s director equity ownership policy and determined that it would be appropriate to increase the equity ownership requirements for directors and institute ownership requirements for Penn West’s executives. Based on such recommendation from the Governance Committee, at a meeting in November 2010, the Board approved a new Director and Executive Share Ownership Policy to take effect as of January 1, 2011.

Under the new Director and Executive Share Ownership Policy, each non-employee director of Penn West is required to meet and maintain ownership of the applicable minimum number or value of Shares set forth below, within a period expiring five years from the later of: (a) January 1, 2011, and (b) the date of their election or appointment to the Board. Under the new Policy, Shares and DSUs are each considered “equity”.

Category of Non-Employee Director	Share Ownership Required
Chairman of the Board	Number of Shares having the value of 3 times annual retainer of the Chairman

Director (other than Chairman of the Board)	15,000 Shares

For information regarding the new equity ownership requirements for Penn West’s executives, see Section 5.6 “Equity Ownership Requirements”.

4.10	Board and Director Performance Assessment

The Governance Committee annually assesses the performance of the entire Board and each of the directors. To assist in this process, each year the Governance Committee makes use of the following:

(i)	annual Board performance assessment survey,
(ii)	individual director peer feedback surveys, and
(iii)	individual director self-assessment skills/expertise matrix.

When completing the self-assessment skills/expertise matrix, each director is asked to indicate their self-assessment of expertise in the skill/expertise categories and using the scale reflected below:

Category of Skill/Expertise	Self-Assessment Scale

1.      Oil and Natural Gas Industry Experience (technical oil and gas expertise, with particular focus on exploration and production)

2.      Capital Markets (particularly global debt and equity markets)

3.      Financial acumen or financial expert (including financial accounting and reporting, internal financial controls and taxation)

4.      Commodities Marketing

5.      Risk Management

6.      Compensation and Human Resources

7.      Health, Safety and Environmental

8.      Public Sector Experience (including government, regulatory organizations or non-governmental organizations)

9.      Public/Community Relations

10.    CEO / Senior Officer Experience with significant public or private company

11.    Corporate Governance

12.    Legal

1 – Basic Knowledge/Experience 3 – Moderate Knowledge/Experience 5 – Advanced Knowledge/Experience

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The Board performance survey, along with either the individual director peer feedback survey or the individual director self-assessment skill/expertise matrix, is completed each year by each of the members of the Board, providing feedback regarding the effectiveness and performance of the Board as well as the respective contributions and performance of each non-employee director based on a number of factors and characteristics.

The Board assessment survey and the individual director feedback surveys are completed by each of the directors and then returned to the Corporate Secretary of Penn West, who compiles the results and communicates them to the Chairman of the Board and the Chair of the Governance Committee. The Chair of the Governance Committee arranges for the results of the individual director peer feedback surveys to be provided to the respective directors and the directors are encouraged to meet individually with the Chairman of the Board to discuss their respective results. A summary of the Board assessment survey results and composite results of the individual director peer feedback surveys are communicated to the Governance Committee by the Chair of the committee. The results of the surveys are then utilized by the Governance Committee not only to identify areas for improvement in performance of the Board and individual directors, but also as one of the factors considered when identifying and evaluating new Board nominees.

4.11	Director Orientation and Education

4.11.1	Director Orientation Program

The Board provides new directors with access to various background documents of Penn West, including all material corporate records, prior Board materials and the Board’s manual. Penn West’s director orientation program also includes a one-day session of management presentations and meetings providing specific information on various areas of Penn West’s business and matters relating to the Board. New directors are also encouraged to attend committee meetings, regardless of membership, as part of their orientation process.

4.11.2	Director Continuing Education

Penn West has adopted Governance Guidelines that provide that, among other things, with the approval of the Governance Committee or its designee, directors may, at the expense of Penn West, participate in continuing education programs that are designed to maintain or enhance their skills and abilities as directors or to enhance their knowledge and understanding of Penn West’s business and operations. In addition to more formal continuing education programs, senior management strives to provide ongoing education and information for the Board, including the following:

(a)	two or more strategic planning, update and/or technical overview sessions per year;

(b)	occasional site visits;

(c)	reports from senior management to the Board providing updates on a variety of matters, including operations, finance and human resources;

(d)	management presentations to the Board regarding a variety of matters;

(e)	presentations from external consultants; and

(f)	attendance at industry and governance related seminars.

In addition, all directors have a standing invitation to attend all committee meetings, regardless of membership, and are encouraged to attend at least one meeting of each committee per year.

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4.12	Other Disclosures for Directors

To the knowledge of management of Penn West, except as set forth below, no proposed director of Penn West (nor any personal holding company of any such persons):

(a)	is, as at the date of this Information Circular – Proxy Statement, or has been, within ten years before the date of this Information Circular – Proxy Statement, a director, chief executive officer or chief financial officer of any company (including Penn West), that:

(i)	was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is, as at the date of this Information Circular – Proxy Statement, or has been, within ten years before the date of this Information Circular – Proxy Statement, a director or executive officer of any company (including Penn West) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the ten years before the date of this Information Circular – Proxy Statement, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

John A. Brussa was a director of Imperial Metals Limited, a corporation engaged in both oil and natural gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies’ Creditors Arrangement Act (Canada) which resulted in the separation of its two businesses. The reorganization resulted in the creation of two public corporations, Imperial Metals Corporation and IEI Energy Inc. (subsequently renamed Rider Resources Ltd.). The plan of arrangement was completed in April 2002.

Daryl Gilbert is a director of Globel Direct Inc (“Globel Direct”). Globel Direct was issued cease trade orders on November 20, 2002 by the British Columbia Securities Commission and on November 22, 2002 by the Alberta Securities Commission for delay in filing financial statements. The required financial statements were filed and the cease trade orders were revoked on December 23, 2002. Globel Direct subsequently sought and received protection under the Companies’ Creditors Arrangement Act (Canada) in June 2007, and after a failed restructuring effort, a receiver was appointed by one of Globel Direct’s lenders in December 2007.

No proposed director (or personal holding company of any proposed director) has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

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SECTION 5: REPORT ON EXECUTIVE COMPENSATION

5.1	General Information

5.1.1	Objective of Executive Compensation Disclosure

All direct and indirect compensation provided to certain of Penn West’s executive officers in 2010 for, or in connection with, services they have provided to Penn West and its subsidiaries is disclosed below. The objective of this disclosure is to communicate the compensation the Board intended Penn West to pay, make payable, award, grant, give or otherwise provide to each of such executive officers for the 2010 financial year. The following disclosure is intended to provide insight into our executive compensation as a key aspect of the overall stewardship and governance of Penn West, and to help investors understand how decisions about executive compensation are made at Penn West.

5.1.2	Human Resources and Compensation Committee

Messrs. Rich, Smith and Brookman served as members of the HR&C Committee for all of 2010. In addition, Mr. Gilbert served as a member of the committee from January 1 to September 9, 2010 and Mr. Allard became a member of the committee as of September 9, 2010. Mr. Rich served as Chair of the committee from January 1 to September 9, 2010 and Mr. Allard was appointed Chair of the committee as of September 9, 2010. The current members of the HR&C Committee as at May 4, 2011 are Messrs. Allard, Brookman, Rich and Smith. All members of the HR&C Committee in 2010 and as at May 4, 2011 have been determined by the Board to be independent directors. None of the members of the HR&C Committee in 2010 and as at May 4, 2011 is an officer, employee or former officer of Penn West or of any subsidiaries of Penn West and none of the members is currently a chief executive officer of a reporting issuer. All of the members have experience in private-sector executive compensation by virtue of their experience as former senior officers of companies. The Board believes that the HR&C Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Generally, the HR&C Committee is responsible for assisting the Board in fulfilling its duties regarding employee and executive compensation matters. More specific responsibilities in the HR&C Committee’s mandate relating to compensation include the annual review and provision of recommendations to the independent members of the Board with respect to the following:

(a)	the overall compensation philosophy, guidelines and plans for Penn West employees and executives, including in respect of base salaries, short-term incentive plans, long-term incentive plans, benefit plans and perquisites, as well as short-term and long-term corporate goals and objectives and other performance measures;

(b)	the annual budgets for base salary adjustments, cash bonuses, any other short-term incentive compensation, and any equity based or long-term incentive compensation and other terms of employment of employees and executive officers;

(c)	corporate goals and objectives relevant to executive officer compensation and evaluation of the Chief Executive Officer’s and President & Chief Operating Officer’s performance in light of such goals and objectives; and

(d)	the Chief Executive Officer’s and President & Chief Operating Officer’s annual compensation, including salary, cash bonus, any other short-term incentive compensation and any equity based or long-term incentive compensation.

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The HR&C Committee met six times in 2010 and held “in-camera” sessions without the presence of management at the end of each meeting.

5.1.3	External Compensation Consultant

In 2010, Penn West retained Mercer as an external consulting company to provide advice regarding the compensation of Penn West’s executives and other employees. The decisions of the HR&C Committee and the Board are the responsibilities of same and may reflect factors and considerations other than the information and recommendations made by Mercer. Penn West paid Mercer an aggregate of approximately $158,796 in fees for compensation related advice provided by Mercer to Penn West and the Board in 2010.

5.1.4	Identification of Named Executive Officers

The compensation discussion and analysis below presents the compensation philosophy, program design, and the Board’s compensation decisions for Penn West’s executive officers, including the Named Executive Officers, comprised of Penn West’s Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers of Penn West in 2010. The Named Executive Officers and the positions held by each of them in 2010 are listed below.

William Andrew	–	Chief Executive Officer
Murray Nunns	–	President and Chief Operating Officer
Todd Takeyasu	–	Executive Vice President and Chief Financial Officer
Hilary Foulkes	–	Senior Vice President, Business Development
Mark Fitzgerald	–	Senior Vice President, Production

5.2	Compensation Discussion and Analysis

5.2.1	Executive Compensation Objectives

Penn West’s compensation strategy is based on principles of fair marketplace value and organizational and individual performance. Our total compensation program uses a framework of fixed and variable compensation, as well as employee group benefits, based on organizational and individual performance and marketplace peer practices.

The objectives of Penn West’s total compensation program for Penn West’s executive officers, including the Named Executive Officers, are as follows:

•	to align total compensation with the interests of Shareholders;

•	to be viewed as an employer of choice to attract and retain skilled and valued executives;

•	to reward organizational success, individual contribution and team performance;

•	to ensure that total compensation is not a significant factor with respect to executive turnover;

•	to provide executives with a total compensation package at the median of the market and above for superior organizational and individual performance;

•	to manage the proportion of fixed versus variable compensation; and

•	to ensure a performance-driven culture by aligning pay to performance.

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5.2.2	Executive Compensation Peer Groups

For purposes of decisions with respect to executive compensation in 2010, the HR&C Committee considered comparative compensation data provided by Mercer for a peer group (the “Executive Compensation Peer Group”) of comparator organizations. In identifying such peer group, emphasis was placed on the following:

•

Canadian-based organizations, specifically those operating within the exploration and production sector of the energy industry and exhibiting comparable size, operations, corporate ownership structure and business complexity; and

•	organizations from which future Penn West executives may reasonably be expected to be recruited or to which current Penn West executives may reasonably be expected to move.

Based mainly on the above criteria, peer groups of entities are identified and used as a factor in the review and consideration of appropriate levels and composition of compensation for Penn West’s executives. Base salaries and annual grants under long-term incentive plans for each year are determined at the end of the prior year or beginning of the year applicable, while cash bonus amounts are determined in the beginning of the following year, so the executive compensation peer groups used are updated for the respective times.

In early 2010, the following peer group of entities (the “2010 Executive Compensation Peer Group”) was identified and used as a factor in determining executives’ 2010 base salaries and long-term incentive grants:

Apache Canada Ltd.	Chevron Canada Resources	Nexen Inc.
ARC Energy Trust	ConocoPhillips Canada	Pengrowth Energy Trust
ATCO Group Inc.	Crescent Point Energy Trust	Provident Energy Trust
Baytex Energy Trust	Devon Canada Corporation	Talisman Energy Inc.
Bonavista Energy Trust	EnCana Corporation	TAQA North Ltd.
BP Canada Energy Company	Enerplus Resources Fund	Teck Cominco Limited
Cameco Corporation	Harvest Energy Trust	TransAlta Corporation
Canadian Natural Resources Ltd.	Hunt Oil Company of Canada	TransCanada Corporation
Canadian Oil Sands Trust

In early 2011, as a result of the Corporation Conversion, the following peer group of entities (the “2010 Year-End Executive Compensation Peer Group”, and together with the 2010 Executive Compensation Peer Group, the “Executive Compensation Peer Group”) was identified and used as a factor in determining executives’ 2010 cash bonuses in respect of performance in the 2010 financial year:

Apache Canada Ltd.	Devon Canada Corporation
ARC Resources Ltd.	EnCana Corporation
Baytex Energy Corp.	EOG Resources Canada Ltd.
Canadian Natural Resources Limited	Husky Oil Company of Canada
Canadian Oil Sands Limited	Nexen Inc.
Cenovus Energy Inc.	Petrobakken Energy Ltd.
Crescent Point Energy Corp.	Talisman Energy Inc.

Penn West targets total compensation for executive officers at the median of the Executive Compensation Peer Group and above for those who achieve superior individual performance and assist Penn West in achieving superior organizational performance. The HR&C Committee uses data regarding the Executive Compensation Peer Group as a guideline and applies discretion in making compensation recommendations to the Board in conjunction with other considerations, particularly individual, business unit and organizational performance.

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5.2.3	Executive Compensation Philosophy

Penn West’s executive compensation philosophy is designed to pay for performance, based on an overarching goal of aligning executive performance with and maximizing Shareholder value. To that end, Penn West’s total compensation program is significantly weighted on equity-based compensation, which inherently links a significant portion of each executive’s compensation with total Shareholder return. The design takes into account individual, business unit and organizational performance while also striving for an acceptable level of market competitiveness and ability to attract new and retain existing highly qualified and talented executives. Compensation practices, including the blend of base salary, short-term incentives and long-term incentives, are regularly assessed with a view to ensuring that they are competitive, reflect appropriate ties to individual, business unit and organizational performance and support Penn West’s long-term strategies.

5.2.4	Performance Assessments

The main components of Penn West’s total compensation program for executives, including the Named Executive Officers, are base salary, short-term incentives in the form of cash bonuses, and long-term incentives in the form of equity-based compensation. In addition, Penn West provides a Savings Plan, other benefits and perquisites as part of a competitive compensation package.

Assessment of Organizational Performance

An important element of Penn West’s compensation philosophy is a belief that employees at more senior levels of the organization have a greater degree of influence on both departmental and organizational performance. As a result, Penn West’s executive officers, including the Named Executive Officers, have a greater proportion of their annual incentive awards determined based on organizational performance and success, while compensation for employees at less senior levels has a more significant weighting on individual performance.

Assessment of Individual Performance

A portion of any base salary adjustment and annual short-term incentive award for each Penn West executive officer, including the Named Executive Officers, is based on an assessment of such executive’s individual performance for the year. Each executive officer’s individual goals are identified annually by the executive and the more senior executive to whom he or she reports. Such goals generally reflect the executive’s role in the achievement of the overall strategic and operational goals of the organization, as determined by management and the Board at an annual strategic planning meeting. The Chief Executive Officer and the President & Chief Operating Officer of Penn West then provide recommendations to the HR&C Committee regarding compensation of the other executive officers, based on the outcome of the performance reviews for such individuals and organizational performance for the year relative to identified organizational performance measures. In addition, the HR&C Committee conducts an independent review of the performance of the Chief Executive Officer and the President & Chief Operating Officer for the year. The results of these individual performance reviews are then considered by the Board in reaching decisions with respect to base salary adjustments and annual short-term incentive awards for the executive officers, including the Named Executive Officers.

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5.2.5	Compensation Elements

5.2.5(a)	Base Salary

Penn West aims to provide base salaries that are competitive with the market and reflect the executive’s responsibilities and the level of skill and capability of the executive. The initial base salary for a new executive officer is recommended by management based on Executive Compensation Peer Group data provided by Mercer for similar positions and the level of skill and capability of the executive. Management’s recommendation is reviewed by the HR&C Committee, which in turn makes a recommendation to the Board for final approval by the independent members of the Board. Base salaries are assessed and, if merited, adjusted annually, based on comparisons to the most recently available market data with respect to the Executive Compensation Peer Group, and considering experience, scope of responsibilities and individual performance over the course of the year.

Base Salary Decisions for 2010

In early 2009, in light of then current market conditions, at the request of Management the independent members of the Board approved a general ‘freeze’ on base salary increases for members of Penn West’s executive team in 2009, with a few exceptions for situations where salary increases were necessary in order to maintain market competitiveness with the Market Comparator Group. As a result, there were no salary adjustments for any of the Named Executive Officers from their 2008 salary levels, other than Mr. Takeyasu, for whom a salary adjustment was approved by the Board in order to maintain competitiveness with the Market Comparator Group based on Mr. Takeyasu’s responsibilities, skill and performance. In early 2010, the HR&C Committee recommended, and the independent members of the Board approved, modest increases in the base annual salaries for each of the Named Executive Officers, with the exception of Mr. Andrew, in order to maintain the competitiveness of the Named Executive Officers’ compensation with the Executive Compensation Peer Group, based on data with respect to anticipated 2010 base salaries for comparable executive positions at issuers in the Executive Compensation Peer Group.

The following table reflects the 2010 base salary decisions of the Board with respect to the Named Executive Officers and comparative statistics for 2008 and 2009.

Named Executive Officer	2008 Base Salary		2009 Base Salary		2010 Base Salary		Percentage Change between 2008 Base Salary and 2009 Base Salary	Percentage Change between 2009 Base Salary and 2010 Base Salary
Andrew	$525,000		$525,000		$525,000		0%	0%
Nunns	$440,000		$440,000		$500,000		0%	14%
Takeyasu	$285,000		$320,000		$350,000		12%	9%
Foulkes	$285,000		$285,000		$300,000		0%	5%
Fitzgerald	$285,000		$285,000		$300,000		0%	5%
Total for Named Executive Officers:	$1,820,000		$1,855,000		$1,975,000
Average:	$364,000	(1)	$371,000	(1)	$395,000	(1)	2%(2)	6%(3)

Notes:

(1)	Calculated based on simple average of Named Executive Officer’s base salaries for the respective year.
(2)	Weighted average calculated using total 2009 base salaries for Named Executive Officers of $1,855,000, minus total 2008 base salaries for Named Executive Officers of $1,820,000, divided by total 2008 base salaries for Named Executive Officers of $1,820,000.
(3)	Weighted average calculated using total 2010 base salaries for Named Executive Officers of $1,975,000, minus total 2009 base salaries for Named Executive Officers of $1,855,000, divided by total 2009 base salaries for Named Executive Officers of $1,855,000.

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5.2.5(b)	Short-Term Incentives: Cash Bonuses

Our short-term incentive plan provides employees, including the Named Executive Officers, the opportunity to earn annual incentive awards in the form of cash bonuses, expressed as a percentage of base salary. Cash bonus awards are assessed and measured based on organizational and individual performance. In addition, market data regarding the levels of annual incentive awards provided or anticipated by members of the Executive Compensation Peer Group are taken into account in determining the overall levels of cash bonuses.

Each year, the aggregate potential budget for cash bonus awards for executives, including the Named Executive Officers, is determined based on year-end operational results for the most recently completed fiscal year. The recommended aggregate budget is subject to the discretion of the Board, having regard to the following factors:

(a)	the annual organizational performance assessment relative to organizational performance measures for the year;

(b)	market data with respect to anticipated awards by members of the Executive Compensation Group under similar cash bonus plans; and

(c)	relative performance of Penn West in prior years and cash bonus awards to Penn West executives in such years.

The HR&C Committee conducts an independent review of the recommendations from Management regarding the proposed aggregate budget for cash bonuses and then assesses the appropriate amounts to be allocated to each of the executive officers, including the Named Executive Officers, taking into account the HR&C Committee’s assessment of individual performance in the year for the Chief Executive Officer and the President & Chief Operating Officer, and the Chief Executive Officer and President & Chief Operating Officer’s recommendations regarding the individual performance assessments for each of the other executives, as well as market comparator data provided by Mercer.

Following this review process, the HR&C Committee formulates and delivers a recommendation to the Board regarding the proposed cash bonuses for each of the executive officers, including the Named Executive Officers. The independent members of the Board are responsible for final approval of the cash bonuses for each of the executive officers, including the Named Executive Officers.

Annual Organizational Performance Assessment

At the end of each year or the beginning of the following year, the HR&C Committee receives recommendations from management regarding suggested organizational performance measures and goals for the ensuing financial year, and then formulates and delivers a recommendation to the independent members of the Board. The final organizational performance measures and goals are then determined and approved by the independent members of the Board.

The framework for such organizational performance measures is composed of the following three categories, which the Board believes are meaningful drivers and indicators of annual total Shareholder return:

(1)	base operations;

(2)	value creation; and

(3)	financial and business strategies.

The approved performance guidelines for each of the performance measures are intended as guidelines only. The HR&C Committee and the Board exercise a considerable amount of discretion in assessing overall

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performance to ensure that cash bonus awards are not unduly influenced by an unusual result in any one given area, and to allow for recognition of unanticipated results in areas not reflected by the pre-determined performance measures.

The following table reflects the categories of organizational performance measures approved by the Board for the organization for 2010, as well as assessments of performance in 2010 relative to targets set by the Board for each of the measures.

Measure	Target	Actual	Assessment of Performance Relative to Target
Value Creation:
Recycle Ratio(3) (1-year)	1.6 to 1.8(3)	> 1.8(3)	Perform
Capital Efficiency ($ per boe(1) per day)	25,000 to 27,500	25,600	Perform
Inventory of drilling locations generated	2,000 to 2,500	4,000	Outperform
Base Operations:
Production	164,000 to 172,000	164,633	Perform
Cash Costs(2) ($ per boe(1))	17.50 to 17.75	18.05	Underperform
Environmental and Regulatory:
ERCB(4) inspection performance	Goals were set with respect to target performance outcomes on various categories of ERCB(4) inspections.	Performance on ERCB(4) inspections achieved or exceeded goals in all inspection areas.	Perform
% above industry averages in all ERCB(4) inspection categories	6%	10%	Outperform
# of particular category of well suspension completed	450	400	Underperform
Health and Safety:
Total Recordable Injury Frequency in 2010 for Penn West employees	<0.45	0.30	Perform
Total Recordable Injury Frequency in 2010 for contractors of Penn West	<0.70	0.62	Perform
Financial and Business Strategy:
Balance Sheet Management: net debt	< $3.0 billion	$2.75 billion	Perform
Business Strategy	increase focus on core areas	See discussion below in table titled “Business Strategy: Major Achievements in 2010”	Outperform
People	enhance employee commitment and development	Voluntary employee turnover at a very favourable level relative to industry and strong recruiting and employee development efforts in 2010.	Perform

Notes:

(1)	“boe” means “barrels of oil equivalent”. The calculations of barrels of oil equivalent are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading, particularly if used in isolation as it is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
(2)	“Cash Costs” is a non-Generally Accepted Accounting Principles (“GAAP”) measure that represents cash operating costs plus cash general and administrative costs, and is expressed per boe.
(3)	“Recycle Ratio” is a non-GAAP measure that represents Netback divided by the capital cost of reserve replacement, which is one of Penn West’s indicators used to ensure that capital programs are adding reserves at an economic cost. “Netback” is a non-GAAP measure that represents sales price plus risk management gain (loss), minus applicable royalties and operating costs, divided by the number of Shares outstanding, which is a per-Share production measure of operating margin used by Penn West in capital allocation decisions and economic ranking of projects. The calculation of recycle ratio used for this table excludes future development costs.
(4)	“ERCB” means the Alberta Energy Resources Conservation Board, a regulatory body of the Alberta government.

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When assessing Penn West’s organizational performance in 2010, the HR&C Committee and the Board also took into account major strategic achievements by the organization and management in 2010.

Business Strategy: Major Achievements in 2010

In assessing Penn West’s organizational performance in 2010 and reaching decisions with respect to appropriate executive cash bonuses in respect of 2010 and salary adjustments for 2011, the Board took into account the organization’s major strategic accomplishments in 2010, including the following:

•	Major Joint Venture Transactions:

1.	In June, we formed a joint venture partnership (the “Peace River Oil Partnership”) to develop oil resources in the Peace River area in northern Alberta. As a result of the transaction, Penn West contributed assets to the Peace River Oil Partnership for a 55 percent interest and received $817 million which included cash of $312 million and a commitment of $505 million to fund our future capital and operating expenses. In addition, we closed a private placement issuing 23.5 million Trust Units for gross proceeds of $435 million ($424 million net).

2.	In September, we formed a joint venture (the “Cordova Joint Venture”) to develop our unconventional natural gas assets located in northeastern British Columbia. As a result of the transaction, we sold a 50 percent interest in this property in exchange for approximately $250 million of cash and a commitment from our partner to fund $600 million of the first $800 million of capital expenditures.

•	Increased focus on core areas of operations, with approximately 75-80% of all development capital was focused on core areas in 2010 with an emphasis on large scale resource plays.

•	Strengthened balance sheet and diversified debt portfolio.

•	Completed conversion from an income trust to an exploration and production company.

Cash Bonus Decisions for 2010

In February 2011, the HR&C Committee recommended, and the independent members of the Board approved, the 2010 cash bonuses for executives of Penn West, including for the Named Executive Officers, taking the following into account:

(a)	Penn West having met or exceeded most of the performance targets for the numeric performance measures approved by the Board for 2010, and the significant strategic achievements in 2010;

(b)	individual executive performance assessments for each executive in 2010; and

(c)	market data with respect to anticipated awards to executives by members of the Executive Compensation Peer Group under similar cash bonus plans.

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The cash bonus awards approved for each of the Named Executive Officers are reflected in the following table, as well as in Section 5.3 “Summary Compensation Table”.

Named Executive Officer	2010 Cash Bonus	2010 Cash Bonus Expressed as % of 2010 Base Salary
Andrew	$525,000	100%
Nunns	$525,000	105%
Takeyasu	$375,000	107%
Foulkes	$425,000	142%
Fitzgerald	$325,000	108%
Total for Named Executive Officers:	$2,175,000	110	%(1)
Average:	$435,000	112	%(2)

Notes:

(1)	Weighted average of the 2010 cash bonuses for Named Executive Officers.
(2)	Calculated based on total 2010 cash bonuses for Named Executive Officers of $2,175,000 divided by total 2010 base salaries for Named Executive Officers of $1,975,000.

5.2.5(c)	Long-Term Incentives: Trust Unit Rights Incentive Plan

In 2010, the long-term incentive component of Penn West’s executive compensation program was comprised of the TURIP, which provided directors, officers, consultants, employees and other service providers (collectively, “Service Providers”) of the Trust and any of its subsidiaries an opportunity to acquire Unit Rights, which were exercisable to acquire Trust Units. For a more detailed description of the TURIP, see Section 6.1 “Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan”. For details of grants under the TURIP to Named Executive Officers, see Section 4.8.4(a) “Outstanding Share-Based Awards and Option-Based Awards”.

The TURIP was amended in connection with the Corporate Conversion, effective as of January 1, 2011, and became the CSRIP. As a result of such amendments, no further Rights may be granted under the CSRIP. In addition, the new Stock Option Plan was approved by the Unitholders of the Trust in connection with the Corporation Conversion, which constitutes Penn West’s long-term incentive plan for executives going forward as of January 1, 2011. For a description of the amendments to the TURIP as of January 1, 2011, see Section 6.1(b) “Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan – Amendments to TURIP on Corporate Conversion”. For a description of the new Stock Option Plan, see Section 6.3 “Narrative Discussion of Plan-Based Awards – New Stock Option Plan”.

Process for Decisions Regarding Unit Rights Grants under the TURIP

Penn West believes that the Unit Rights granted under the TURIP have served as a valuable tool for employee attraction, motivation and retention, providing an increased incentive for Service Providers to contribute to the future success and prosperity of Penn West, and strengthening the alignment of employee interests with those of the Trust’s Unitholders. The inherent link between the underlying value of Unit Rights and enhancement of Trust Unit market price has helped ensure the alignment of a significant portion of Penn West executives’ compensation with the interests of Unitholders.

Pursuant to the TURIP, employees, including the Named Executive Officers, were provided with an initial grant of Unit Rights upon their commencement of service, as a competitive tool for employee attraction and retention as well as long-term incentive. Unit Rights were also granted from time to time in connection with the promotion of an employee, including a Named Executive Officer. Additional Unit Rights were then granted annually to employees as a long-term incentive and retention tool. From time to time, the Board approved a maximum number of Unit Rights for purposes of granting Unit Rights to new employees and promoted employees, other than executive officers. The Chief Executive Officer was delegated authority to approve the

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grant of Unit Rights to new employees and promoted employees, other than executive officers, from such maximum number of Unit Rights approved by the Board. All grants of Unit Rights to executive officers, including the Named Executive Officers, were reviewed by the HR&C Committee and approved by the Board.

Annual long-term incentive awards under the TURIP were assessed at the beginning of each year. The Chief Executive Officer and the President & Chief Operating Officer first made a recommendation to the HR&C Committee regarding the proposed number of Unit Rights to be granted to each of the executive officers, including the Named Executive Officers, taking into account market data from Mercer regarding anticipated awards by members of the Executive Compensation Peer Group under similar equity-based plans for similar executive positions and responsibilities and the executive’s individual skills and capabilities.

The HR&C Committee conducted an independent review of the recommendations from Mercer and management regarding the proposed Unit Rights to be granted to each of the executive officers, including the Named Executive Officers. The HR&C Committee then formulated and delivered a recommendation to the Board regarding the proposed numbers of Unit Rights to be granted to each of the executive officers, including the Named Executive Officers. The independent members of the Board were responsible for final approval of the aggregate number of Unit Rights to be granted to each of the executive officers, including the Named Executive Officers.

Decisions Regarding Unit Rights Grants under the TURIP for 2010

On March 18, 2010, the HR&C Committee recommended, and the independent members of the Board unanimously approved, the Unit Rights granted to each of the executive officers, including the Named Executive Officers. The Unit Rights granted to each of the Named Executive Officers are reflected in the following table, as well as in Section 5.3 “Summary Compensation Table”.

Named Executive Officer	Unit Rights Granted (#)	% of Total Unit Rights Granted to Employees in 2010	Grant Date	Exercise Price ($)	Expiry Date	Grant Date Fair Value of Unit Rights Granted(1) ($)
Andrew	200,000	2.60%	March 18, 2010	21.81	March 17, 2014	710,000
Nunns	200,000	2.60%	March 18, 2010	21.81	March 17, 2014	710,000
Takeyasu	150,000	1.95%	March 18, 2010	21.81	March 17, 2014	532,500
Foulkes	150,000	1.95%	March 18, 2010	21.81	March 17, 2014	532,500
Fitzgerald	125,000	1.63%	March 18, 2010	21.81	March 17, 2014	443,750

Note:

(1)	The dollar amount is based on the grant date fair value of the applicable Unit Right awards. The grant date fair value presented is determined using the binomial lattice option-pricing model adopted by Penn West for accounting purposes in accordance with Section 3870 of the CICA Handbook, using the following weighted average assumptions:

Average fair value of Unit Rights granted (per Unit Right)	$3.55
Expected life of Unit Rights (years)	3.0
Expected volatility (average)	32.2%
Risk-free rate of return (average)	2.3%
Distribution yield*	6.8%
(*Represents distributions declared as a percentage of the market price of Trust Units.)

The expected volatility of the Unit Rights was based on the historical volatility of the price of the Trust Units. The expected life of the Unit Rights was based on the expected exercise patterns. The forfeiture rate was based on historical employee forfeiture patterns.

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5.2.5(d)	Benefits and Other Compensation

Penn West provides benefits and perquisites as part of a competitive compensation package. Included in this package is the opportunity for employees to participate in Penn West’s Savings Plan. Penn West’s executives participate in the Savings Plan on the same terms as all other Penn West employees. See Section 6.2 “Incentive Plan Awards – Narrative Discussion of Plan-Based Awards – Employee Retirement Savings Plan” for a detailed description of the Savings Plan.

In addition to the Savings Plan, Penn West’s benefit and perquisite program for members of senior management, including Named Executive Officers, consists of a parking space and group health and wellness benefits. All perquisites are part of a total compensation plan reviewed by the HR&C Committee and the Board. Penn West does not view perquisites as a significant element of our compensation structure and use of perquisites as an element of compensation is very limited. Penn West believes that these items, when used in a limited manner, serve as a competitive tool to attract and retain skilled executives.

The total value of perquisites provided to each Named Executive Officer was less than $50,000 and less than 10% of the Named Executive Officer’s annual salary in 2010. The table below reflects the breakdown of benefits and perquisites provided to the Named Executive Officers in 2010.

Named Executive Officer	Perquisites			Other Compensation Generally Available to Employees			Total All Other Compensation
	Parking	Other Perquisites	Total	Life/Health Insurance Premiums	Savings Plan Contributions	Total
Andrew	6,930	Nil	Nil	3,667	78,750	82,417	89,347
Nunns	6,930	Nil	Nil	3,397	75,000	78,397	85,327
Takeyasu	6,930	Nil	Nil	3,367	52,500	55,867	62,797
Foulkes	6,930	Nil	Nil	3,863	45,000	48,863	55,793
Fitzgerald	6,962	Nil	Nil	2,088	45,000	47,088	54,050

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5.2.7	Performance Chart

The following graph illustrates Penn West’s cumulative total Unitholder return during the five most recently completed financial years, assuming that $100 was invested in Trust Units on the first day of the five year period, compared to the cumulative total return of the S&P/TSX Composite Index, the S&P/TSX Oil and Gas Exploration & Production Index, and the S&P/TSX Capped Energy Trust Index. In each case it has been assumed that distributions have been reinvested.

	2006 ($)	2007 ($)	2008 ($)	2009 ($)	2010 ($)
Penn West	102.56	84.44	51.49	85.06	116.27
S&P/TSX Composite Index	101.32	111.53	69.66	108.64	124.07
S&P/TSX Oil and Gas Exploration & Production Index	96.28	99.12	66.46	103.39	134.86
S&P/TSX Capped Energy Trust Index	117.26	128.68	79.66	116.47	137.05
Compensation for Named Executives(1)	5.89	5.12	7.53	5.49	7.43

Note:

(1)	The total compensation for named executives officers reflects the total compensation in CDN$ millions for the named executive officers reported in the respective year of disclosure. Total compensation includes base salary, short-term and long-term incentives (grant date fair value) and all other compensation. For the years 2006 and 2007, such total compensation has been calculated using the Summary Compensation Table rules set out in Form 51-102F6 “Statement of Executive Compensation” (in respect of financial years ending on or after December 31, 2008), in order to provide a basis for comparison to total compensation in 2008 through 2010.

Analysis of Performance Chart

The compensation received by the named executive officers over the periods reflected in the above graph has generally corresponded with the fluctuations in Penn West’s cumulative total return over such periods. Due to the inherent link between the value of Unit Rights and fluctuations in the market price of the Trust Units, the underlying value of long-term incentive awards of Unit Rights under the TURIP naturally followed fluctuations in

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Penn West’s cumulative total return. For this reason, Penn West’s executive compensation philosophy has traditionally emphasized the long-term incentive component in the form of Unit Rights, and is expected to continue to emphasize the Stock Option long-term incentive component going forward.

A clear outlier on the performance chart is 2008, when the total compensation paid to Penn West’s named executive officers increased significantly compared to the prior year. This increase was largely due to the average number of Unit Rights granted under the TURIP to the Named Executive Officers being higher than in a typical year because three of the five Named Executive Officers joined Penn West’s executive team in 2008 and thus were awarded initial grants of Unit Rights upon their commencement of service. In 2009 and 2010, with no new executives among the Named Executive Officers, and thus no initial grants of Unit Rights to such Named Executive Officers, total compensation for the Named Executive Officers once again tracked the trend in the market price of the Trust Units.

5.2.8	Executive Compensation Breakdown: Fixed vs. Performance Based “At-Risk” Compensation

The 2010 Pay Mix chart below reflects our pay for performance approach that emphasizes variable (or “at risk”) compensation in the form of short-term incentive and long-term incentive compensation, rather than fixed compensation. This chart reflects that between 67 and 73 percent of each Named Executive Officer’s 2010 compensation was performance-based “at-risk” compensation, in the form of short-term incentive (cash bonus) and long-term incentive (Unit Rights). The HR&C Committee and the Board believe that the mix of short-term and long-term incentive awards, combined with corporate performance goals relating to health and safety, environmental, regulatory and debt management performance, result in an appropriate balance between pay for performance and discouragement of inappropriate risk behaviour.

Notes:

(1)	Columns may not add to exactly 100% due to rounding.
(2)	“Fixed” means annual base salaries and other compensation and perquisites reflected under “All Other Compensation” in Section 5.3 “Summary Compensation Table”.
(3)	“LTIP” means the fair value of Unit Rights granted as reflected under “Option-based Awards” in Section 5.3 “Summary Compensation Table”.
(4)	“STIP” means annual cash bonuses, as reflected under “Annual Incentive Plans” in Section 5.3 “Summary Compensation Table”.
(5)	Variable or “at risk” compensation is the aggregate of LTIP plus STIP.

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The chart below further reflects Penn West’s pay for performance approach with respect to executive compensation, showing that an average of approximately 71% of total compensation paid to the Named Executive Officers over the past three financial years has been variable or “at risk” compensation in the form of short-term incentive and long-term incentive compensation, rather than fixed compensation.

Notes:

(1)	“Fixed Compensation” means annual base salaries and other compensation and perquisites reflected under “All Other Compensation” in Section 5.3 “Summary Compensation Table”.
(2)	“Long-Term Incentive Compensation” means the fair value of Unit Rights granted as reflected under “Option-based Awards” in Section 5.3 “Summary Compensation Table”.
(3)	“Short-Term Incentive Compensation” means annual cash bonuses, as reflected under “Annual Incentive Plans” in Section 5.3 “Summary Compensation Table”.

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5.3	Summary Compensation Table

In accordance with applicable Canadian securities legislation, our Named Executive Officers are comprised of our Chief Executive Officer, our Chief Financial Officer, and each of the three other most highly compensated executive officers in 2010. The following table provides a summary of all direct and indirect compensation provided to our Named Executive Officers for, or in connection with, services they have provided to Penn West and its subsidiaries in the three most recently completed financial years.

Name and principal position(1)	Year	Salary(2) ($)	Share-based awards(3) ($)	Option-based awards(4) ($)	Non-equity incentive plan compensation ($)		Pension value(7) ($)	All other compensation(8) ($)	Total compensation(9) ($)
					Annual incentive plans(5)	Long-term incentive plans(6)
William Andrew Chief Executive Officer	2010	525,000	N/A	710,000	525,000	N/A	N/A	89,347	1,849,347
	2009	525,000	N/A	560,000	350,000	N/A	N/A	85,562	1,520,562
	2008	525,000	N/A	1,016,000	Nil	N/A	N/A	84,886	1,625,886
Murray Nunns President and Chief Operating Officer	2010	500,000	N/A	710,000	525,000	N/A	N/A	85,327	1,820,327
	2009	440,000	N/A	480,000	350,000	N/A	N/A	76,454	1,346,454
	2008	399,280	N/A	1,828,800	Nil	N/A	N/A	65,279	2,293,359
Todd Takeyasu Executive Vice President and Chief Financial Officer	2010	350,000	N/A	532,500	375,000	N/A	N/A	62,797	1,320,297
	2009	320,000	N/A	320,000	275,000	N/A	N/A	54,615	969,615
	2008	285,000	N/A	508,000	Nil	N/A	N/A	48,166	841,166

Hilary Foulkes Executive Vice President, Business Development	2010	300,000	N/A	532,500	425,000	N/A	N/A	55,793	1,313,293
	2009	285,000	N/A	280,000	250,000	N/A	N/A	50,865	865,865
	2008	190,000	N/A	1,228,000	Nil	N/A	N/A	32,144	1,450,144

Mark Fitzgerald Senior Vice President, Production	2010	300,000	N/A	443,750	325,000	N/A	N/A	54,049	1,122,799
	2009	285,000	N/A	200,000	250,000	N/A	N/A	51,369	786,369
	2008	261,250	N/A	1,016,000	Nil	N/A	N/A	45,025	1,322,275

Notes:

(1)	Mr. Nunns was appointed as an officer of Penn West on February 8, 2008 (prior thereto Mr. Nunns was a director of Penn West from May 31, 2005 to January 11, 2008, but was not employed by Penn West). Ms. Foulkes was appointed as an officer of Penn West on April 29, 2008 (prior thereto Ms. Foulkes was not employed by Penn West). Ms. Foulkes held the position of Senior Vice President, Business Development from April 29, 2008 through December 31, 2010, and was appointed to the position of Executive Vice President, Business Development as of January 1, 2011. Mr. Fitzgerald was appointed as an officer of Penn West on January 11, 2008 (prior thereto Mr. Fitzgerald was not employed by Penn West).
(2)	Represents the dollar value of cash and non-cash base salary each Named Executive Officer earned during the respective year.
(3)	Penn West did not grant “share-based awards” to its Named Executive Officers in 2008, 2009 or 2010. For these purposes, “share-based awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, DSUs, phantom shares, phantom share units, common share equivalent units and stock.
(4)	The dollar amount is based on the grant date fair value of the applicable Unit Right awards.

In the 2010 rows of the above table:

The grant date fair value presented is determined using the binomial lattice option-pricing model adopted by Penn West for

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accounting purposes in accordance with Section 3870 of the CICA Handbook, using the following weighted average assumptions:

Average fair value of Unit Rights granted (per Unit Right)	$3.55
Expected life of Unit Rights (years)	3.0
Expected volatility (average)	32.2%
Risk-free rate of return (average)	2.3%
Distribution yield*	6.8%
(*Represents distributions declared as a percentage of the market price of Trust Units.)

The expected volatility of the Unit Rights was based on the historical volatility of the price of the Trust Units. The expected life of the Unit Rights was based on the expected exercise patterns. The forfeiture rate was based on historical employee forfeiture patterns.

In the 2009 rows of the above table:

The grant date fair value presented is determined using the binomial lattice option-pricing model adopted by Penn West for accounting purposes in accordance with Section 3870 of the CICA Handbook, using the following weighted average assumptions:

Average fair value of Unit Rights granted (per Unit Right)	$1.72
Expected life of Unit Rights (years)	3.0
Expected volatility (average)	32.1%
Risk-free rate of return (average)	2.1%
Distribution yield*	11.9%
(*Represents distributions declared as a percentage of the market price of Trust Units.)

The expected volatility of the Unit Rights was based on the historical volatility of the price of the Trust Units. The expected life of the Unit Rights was based on the expected exercise patterns. The forfeiture rate was based on historical employee forfeiture patterns.

In the 2008 rows of the above table:

The grant date fair value presented in the above table is determined using the binomial lattice option-pricing model adopted by Penn West for accounting purposes in accordance with Section 3870 of the CICA Handbook, using the following weighted average assumptions for the year ended December 31, 2008:

Average fair value of Unit Rights granted (per Unit Right)	$5.09
Expected life of Unit Rights (years)	3.0
Expected volatility (average)	27.0%
Risk-free rate of return (average)	3.0%
Distribution yield*	18.1%
(*Represents distributions declared as a percentage of the market price of Trust Units.)

The expected volatility of the Unit Rights was based on the historical volatility of the price of the Trust Units. The expected life of the Unit Rights was based on the expected exercise patterns. The forfeiture rate was based on historical employee forfeiture patterns.

(5)	Represents annual cash bonus awards to the Named Executive Officers in the respective year.
(6)	No amounts were earned by the Named Executive Officers in 2008, 2009 or 2010 for services performed during the respective year that are related to awards under non-equity long-term incentive plans. For the purposes of applicable Canadian securities legislation, a “non-equity incentive plan” is an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of Section 3870 of the Handbook.
(7)	Penn West does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits.
(8)	Represents the dollar value of all other compensation received by each Named Executive Officer in the respective year that is not reported in any other column of the table. The amounts in this column reflect the amounts contributed to the Savings Plan by Penn West on behalf of the Named Executive Officer pursuant to the terms of the Savings Plan, the value of life and health insurance premiums paid on behalf of the Named Executive Officer, and the value of parking benefits and executive health benefits received by the Named Executive Officer. Such parking benefits and executive health benefits are not generally available to employees of Penn West. The Named Executive Officers did not receive any other perquisites (including property or other personal benefits provided to a Named Executive Officer that are not generally available to all employees) in the respective year. The total value of the perquisites portion of “All Other Compensation” provided to each Named Executive Officer is less than $50,000 and less than 20% of their annual salary. See Section 5.2.5(d) “Benefits and Other Compensation” for details.
(9)	Represents the dollar value of each Named Executive Officer’s total compensation for the respective year, being the sum of the amounts reported in the other columns of the table.

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5.4	Incentive Plan Awards

5.4.1	Outstanding Share-Based Awards and Option-Based Awards

Applicable Canadian securities legislation defines a “share-based award” as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, DSUs, phantom shares, phantom share units, common share equivalent units and stock. Penn West did not grant “share-based awards” to its Named Executive Officers in 2010.

Applicable Canadian securities legislation defines an “option-based award” as an award under an equity incentive plan of options, including share options, share appreciation rights and similar instruments that have option-like features. The only “option-based awards” that Penn West granted to its Named Executive Officers in 2010 were Unit Rights issued pursuant to the TURIP. For details regarding the TURIP, see Section 5.2.5(c) “Compensation Elements – Long-Term Incentives: Trust Unit Rights Incentive Plan” and Section 6.1 “Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan”.

The following table sets forth information regarding all Unit Rights outstanding as at December 31, 2010 that were held by each Named Executive Officer (including Unit Rights granted before 2010). All of the Unit Rights held by the Named Executive Officers were issued at a grant price equal to the fair market value of the Trust Units at the applicable grant date, as determined in accordance with the TURIP.

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	Option-based Awards				Share-based Awards
Name	Number of Trust Units underlying unexercised Unit Rights (#)	Unit Right exercise prices(1) ($)	Unit Right expiration dates	Value of unexercised in-the-money Unit Rights(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Andrew	200,000	20.64	Mar 17, 2014	640,000	N/A	N/A
	350,000	9.15	Apr 5, 2013	5,141,500
	200,000	19.11	Feb 7, 2012	946,000
	120,000	18.33	Nov 30, 2011	661,200
	5,000	10.63	May 30, 2011	66,050
Nunns	200,000	20.64	Mar 17, 2014	640,000	N/A	N/A
	300,000	9.15	Apr 5, 2013	4,407,000
	360,000	19.11	Feb 7, 2012	1,702,800
	50,000	10.63	May 30, 2011(3)	660,500
Takeyasu	150,000	20.64	Mar 17, 2014	480,000	N/A	N/A
	200,000	9.15	Apr 5, 2013	2,938,000
	50,000	29.22	Jul 24, 2012	Nil
	63,333	19.11	Feb 7, 2012	299,565
	37,500	18.33	Nov 30, 2011	206,625
	30,000	10.63	May 30, 2011	396,300
Foulkes	150,000	20.64	Mar 17, 2014	480,000	N/A	N/A
	175,000	9.15	Apr 5, 2013	2,570,750
	200,000	26.99	Jun 8, 2012	Nil
Fitzgerald	125,000	20.64	Mar 17, 2014	400,000	N/A	N/A
	83,333	9.15	Apr 5, 2013	1,224,162
	150,000	19.11	Feb 7, 2012	709,500

Notes:

(1)	Pursuant to the terms of the TURIP, on exercise of a Unit Right, Unit Right holders may elect to pay either the original grant price or the reduced exercise price after reducing the original grant price to account for the amount of distributions paid per Trust Unit during the period since the grant date. For the purposes of this table, the exercise prices of the outstanding Unit Rights are presented after giving effect to the reduction in the applicable grant prices in accordance with the terms of the TURIP.
(2)	The value of in-the-money unexercised Unit Rights held at December 31, 2010 has been calculated based on the difference between the closing price of the Trust Units on the TSX on December 31, 2010 of $23.84 per Trust Unit and the reduced exercise price of the applicable Unit Rights as at December 31, 2010.
(3)	These Unit Rights were granted to Mr. Nunns in connection with his service as a director of Penn West prior to his appointment as an executive officer of Penn West.

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5.4.2	Incentive Plan Awards – Value Vested or Earned During the Year

Penn West did not grant “share-based awards” to its Named Executive Officers in 2010. The only “option-based awards” that Penn West granted to its Named Executive Officers in 2010 were Unit Rights issued pursuant to the TURIP. For details regarding the TURIP, see Section 5.2.5(c) “Compensation Elements – Long-Term Incentives: Trust Unit Rights Incentive Plan” and Section 6.1 “Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan”.

Applicable Canadian securities legislation defines a “non-equity incentive plan” as an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of Section 3870 of the Handbook (for example, a cash bonus plan). Penn West did not grant any “non-equity incentive plan” compensation to its Named Executive Officers in 2010.

The following table sets forth the value of the Unit Rights that vested in 2010 under the TURIP that were held by each Named Executive Officer.

Named Executive Officer	Option-based awards – Value vested during the year(1)(2) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
Andrew	2,119,171	N/A	525,000
Nunns	1,257,000	N/A	525,000
Takeyasu	1,001,171	N/A	375,000
Foulkes	681,341	N/A	425,000
Fitzgerald	486,671	N/A	325,000

Notes:

(1)	Represents the aggregate dollar value that would have been realized if the Unit Rights that vested in 2010 had been exercised on the respective vesting dates of such Unit Rights, calculated based on the difference between the closing price of the Trust Units on the TSX on the applicable vesting dates and the reduced exercise price of the applicable Unit Rights as at the respective vesting dates. Where the applicable vesting date was not a trading day on the TSX, the closing price of the Trust Units on the TSX on the next trading day following the applicable vesting date was used.
(2)	Pursuant to the terms of the TURIP, on exercise of a Unit Right, Unit Right holders could elect to pay either the original grant price or the reduced exercise price after reducing the original grant price to account for the amount of distributions paid per Trust Unit during the period since the grant date. For the purposes of this table, the “Option-based awards – Value vested during the year” amounts are presented using the respective exercise prices after giving effect to the reduction in the applicable grant prices in accordance with the terms of the TURIP.
(3)	Reflects 2010 cash bonus amounts awarded.

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5.4.3	Securities Authorized for Issuance Under Equity Compensation Plans as at December 31, 2010

The following table sets forth information in respect of securities authorized for issuance under Penn West’s equity compensation plans (being the TURIP and the Savings Plan) as at December 31, 2010. For details regarding the TURIP, see Section 6.1 “Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan”. For details regarding the Savings Plan, see Section 6.2 “Narrative Discussion of Plan-Based Awards – Employee Retirement Savings Plan”.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2) (c)
Equity compensation plans approved by securityholders	31,365,478	$16.88	1,574,841
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	31,365,478	$16.88	1,574,841

Notes:

(1)	The weighted-average exercise price of outstanding Unit Rights is presented after giving effect to the reduction in the applicable grant prices in accordance with the terms of the TURIP. Pursuant to the terms of the TURIP, Unit Right holders could elect to pay either the original grant price or the reduced exercise price on exercise of a Unit Right.
(2)	The number of Trust Units that could be issued under Penn West’s equity compensation plans is calculated pursuant to a formula. For particulars of this formula, see Section 6.1 “Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan” (in respect of the TURIP) and Section 6.2 “Narrative Discussion of Plan-Based Awards – Employee Retirement Savings Plan” (in respect of the Savings Plan).

5.5	Pension Plan Benefits

Penn West does not have a pension plan in which Named Executive Officers participate that provides for payments or benefits at, following, or in connection with retirement, including a defined benefit plan or a defined contribution plan. Instead, Penn West offers contributions to the Savings Plan as described above. In addition, Penn West does not have any deferred compensation plans in which Named Executive Officers participate.

5.6	Executive Equity Ownership Requirements

In 2010, Penn West’s policy did not provide equity ownership requirements or guidelines for executives. Under the new Director and Executive Share Ownership Policy that came into effect as of January 2, 1011, each executive of Penn West (including each Named Executive Officer) is required to meet and maintain ownership of the applicable minimum value of Shares set forth below, within a period expiring five years from the later of: (a) January 1, 2011, and (b) the date of their appointment to their executive position at Penn West.

Category of Executive	Share Ownership Required (multiple of base salary)
Chief Executive Officer	3 times
President	3 times
Executive Vice President	2 times
Senior Vice President	1.5 times
Vice President	1 times

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The following table summarizes the Trust Units beneficially owned or controlled or directed, directly or indirectly, by each of the Named Executive Officers of Penn West as at April 30, 2010 and the Shares beneficially owned or controlled or directed, directly or indirectly, by each of the Named Executive Officers of Penn West and investment-at-risk statistics for the Named Executive Officers of Penn West as at April 29, 2011.

	As at April 30, 2010	As at April 29, 2011
Name	Trust Units(1) (#)	Shares(1) (#)	Year over Year Change in Total Shares(1) (#)	Value at Risk Amount(2) ($)	Value at Risk as multiple of base salary(3) (#)	Meets or Exceeds Ownership Requirement for 2010
Andrew	174,166	194,902	20,736	4,732,221	9.01	N/A(4)
Nunns	83,829	117,606	33,777	2,855,474	5.71	N/A(4)
Takeyasu	43,559	52,583	9,024	1,276,715	3.65	N/A(4)
Foulkes	7,562	13,061	5,499	317,121	1.06	N/A(4)
Fitzgerald	40,125	45,430	5,305	1,103,040	3.68	N/A(4)

Average Year Over Year Change in Total Equity:				+ 14,868 Shares
Average value at risk as multiple of base salary:				4.62
Total value at risk as multiple of total base salaries:				5.21

Notes:

(1)	Total number of Shares (or Trust Units, in the case of April 30, 2010 figures) beneficially owned, controlled or directed, indirectly or directly, by each Named Executive Officer. For purposes of this table, Trust Units and Shares are treated as equal, as each Trust Unit was exchanged for one Share on the Corporate Conversion.
(2)	Reflects the market value of Shares based on the closing price of $24.28 for the Shares on the TSX on April 29, 2011.
(3)	“Value at Risk as multiple of base salary” is the “Value at Risk Amount” for the Named Executive Officer divided by the 2010 annual base salary for the Named Executive Officer.
(4)	There were no equity ownership requirements for executives of Penn West in 2010. The new equity ownership requirements for Penn West executives described above were approved by the Board effective as of January 1, 2011.

SECTION 6: NARRATIVE DISCUSSION OF PLAN-BASED AWARDS

Applicable Canadian securities legislation defines a “plan” as any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons. The only plan-based awards (including non-equity incentive plan awards, but excluding base salaries payable pursuant to executive employment agreements) that were issued or that vested during 2010, under which options were exercised during 2010, or that were outstanding at December 31, 2010, were awards made to the Named Executive Officers pursuant to the TURIP and the Savings Plan.

A description and explanation of the significant terms of the TURIP and the Savings Plan, as they existed on December 31, 2010, and as amended effective January 1, 2011, is set forth below.

6.1	Trust Unit Rights Incentive Plan

(a)	TURIP as at December 31, 2010

The purpose of the TURIP is to provide an increased incentive for Service Providers to contribute to the future success and prosperity of Penn West, thus enhancing the value of the Trust Units for the benefit of all Unitholders. The TURIP came into effect in 2005 and unallocated Unit Rights were required to be approved by Unitholders every three years (which last occurred in 2008). However, the TURIP was amended in connection with the Corporate Conversion, effective as of January 1, 2011, and as a result of such amendments, no further Unit Rights may be granted under the TURIP in its amended and restated form. For more information regarding

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the amended TURIP (called the CSRIP), see Section 6.1(b) “Amendments to the TURIP on Corporate Conversion”. The new Stock Option Plan was approved by the Unitholders of the Trust in connection with the Corporation Conversion, and constitutes Penn West’s long-term incentive plan for executives as of January 1, 2011. For more information regarding the new Stock Option Plan, see Section 6.3 “New Stock Option Plan”.

Prior to the amendments effected in connection with the Corporate Conversion, grants of Unit Rights to Service Providers were approved by the Board (or its delegates) from time to time, at its sole discretion, provided that the aggregate number of Unit Rights granted to any single holder of Unit Rights, or to the independent directors as a group, could not exceed one percent of the issued and outstanding Trust Units. In addition: (i) the number of Trust Units issuable (or reserved for issuance) to insiders (and their associates and affiliates) under the TURIP (and all other security based compensation arrangements of Penn West), could not exceed five percent of the issued and outstanding Trust Units; (ii) the number of Trust Units issued to insiders (and their associates and affiliates), within any one year period under the TURIP (and all other security based compensation arrangements of Penn West), could not exceed two percent of the issued and outstanding Trust Units; and (iii) the fair value of all grants made under the TURIP to each non-employee director was limited to $100,000 annually (although as of January 1, 2008, the issuance of Unit Rights to directors under the TURIP was discontinued). Unit Rights could not be assigned or transferred by a holder thereof.

Unit Rights could be exercised during a period (the “Exercise Period”) (not to exceed six (6) years from the date upon which the Unit Rights were granted (the “Grant Date”)), and pursuant to a vesting schedule, determined by the Board (or its delegates) in its sole discretion at the time the Unit Rights were granted. At the expiration of the Exercise Period, any Unit Rights that were not exercised would then expire.

The grant price (“Grant Price”) per Unit Right granted was equal to the volume weighted average trading price of the Trust Units on the TSX for the five trading days prior to the Grant Date. Notwithstanding the foregoing, in certain circumstances, such as when a Unit Right was offered to an individual as an inducement to secure employment, the Grant Price could be otherwise determined, but only with the prior consent of all stock exchanges on which the Trust Units were at that time listed.

The exercise price (“Exercise Price”) per Unit Right granted under the TURIP was, at the election of the Service Provider holding such Unit Right, either: (i) the Grant Price; or (ii) the price calculated by deducting from the Grant Price all distributions paid (whether paid in cash, in securities or in any other assets of Penn West, but excluding a distribution of Trust Units pursuant to section 4.5 or 4.9 of Penn West’s amended and restated trust indenture followed by a consolidation of the Trust Units pursuant to section 3.8 of said indenture), on a per Trust Unit basis, by Penn West after the Grant Date and prior to the date that such Unit Right was exercised (the “Adjusted Exercise Price”). In no event could the Exercise Price be less than one dollar.

The TURIP was administered by the Board. However, the Board could delegate the administration of the TURIP (or any part thereof) to a committee of directors appointed from time to time by the Board or to the Chief Executive Officer of Penn West pursuant to rules of procedure fixed by the Board. The Board delegated to the Chief Executive Officer of Penn West certain aspects of the administration of the TURIP relating to the grant of Unit Rights to new and promoted non-executive employees. The Board could also establish a minimum Exercise Price and vary the vesting and expiry periods under the TURIP provided that the duration of the Unit Rights not exceed six years.

The Board could amend or discontinue the TURIP at any time without the consent of holders of Unit Rights, provided that such amendment not alter or impair any Unit Rights previously granted under the TURIP except as otherwise permitted by the TURIP. In addition, the Board could, by resolution, amend the TURIP and any Unit Rights granted under it without Unitholder approval, provided that the Board was not entitled to, absent Unitholder and TSX approval: (i) increase the maximum number of Trust Units issuable pursuant to the TURIP or the maximum percentage of outstanding Trust Units permitted to be reserved for issuance under the TURIP; (ii) amend a Unit Right to lower the Grant Price or to extend the expiry date; (iii) cancel and reissue any outstanding

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rights granted under the TURIP; (iv) amend the individuals entitled to participate in the TURIP; or (v) amend the TURIP to permit Unit Rights to be transferable or assignable, other than for normal estate settlement purposes.

Upon any holder of Unit Rights ceasing to be a Service Provider for any reason whatsoever, other than the death of such holder of Unit Rights, during the Exercise Period, all Unit Rights which had not vested at such date terminate, and such holder of Unit Rights had until the earlier of: (i) three months from the date such holder of Unit Rights ceased to be a Service Provider; or (ii) the end of the Exercise Period; to exercise any outstanding Unit Rights which had vested in such holder of Unit Rights, and at the expiration of such three month period, any vested Unit Rights which had not been so exercised would terminate, provided that upon the termination of any employee for cause, the Board could, in its sole discretion, determine that all vested Unit Rights which had not been exercised would immediately terminate. In the event that the foregoing provisions of the TURIP conflicted with or were inconsistent with the express terms of a written employment agreement (an “Executive Employment Agreement”) between an executive officer and Penn West, the terms of such Executive Employment Agreement would govern.

Upon the death of any individual holder of Unit Rights during the Exercise Period, all Unit Rights which had not vested at such date would immediately vest, and the executor, administrator or personal representative of such holder of Unit Rights would have until the earlier of: (i) six months from the date of the death of such holder of Unit Rights; or (ii) the end of the Exercise Period; to exercise all outstanding Unit Rights, and at the expiration of such period, any Unit Rights which had not been exercised would terminate.

In the event, during any Exercise Period of any Unit Rights, of any consolidation, subdivision, re-division or change of the Trust Units into a greater or lesser number of Trust Units, then such outstanding Unit Rights would be deemed to be amended to be for such greater or lesser number of Trust Units as would have resulted if the Trust Units represented by such Unit Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change, and the Exercise Price would be deemed to be adjusted on a pro rata basis.

In the event of any other capital reorganization of the Trust during any Exercise Period of any Unit Rights not otherwise covered by the preceding paragraph, or an amalgamation or merger (whether by plan of arrangement or otherwise) of the Trust and/or Penn West with or into any other entity or the sale of the properties and assets of the Trust (and the assets of its direct or indirect subsidiaries) as (or substantially as) an entirety to any other entity (and whether or not involving one or more third party entities), and provided that such event was not a “change of control” within the meaning of the TURIP, each holder of Unit Rights would be entitled to receive and required to accept in exchange for the Unit Rights then held by such holder, such number of rights or options (or similar securities) (the “New Securities”) to acquire such number and type of securities of the entity resulting from such capital reorganization, amalgamation or merger or to which such sale may be made, as the case may be (the “New Entity”), and exercisable at such exercise price and terms of vesting, as comparable to the Exercise Price and terms of vesting of the Unit Rights, as the Board determined in its absolute discretion, but subject in all cases to the receipt of any required regulatory and Unitholder approvals. Upon the issuance of such New Securities to the holder in exchange for its Unit Rights, the obligation of Penn West to the holder in respect of the Unit Rights so exchanged would terminate and the holder would cease to have any further rights in respect thereof.

The vesting provisions of outstanding Unit Rights would be accelerated and all unexercised Unit Rights could be exercised upon the effective date of a “change of control” of the Trust or the Corporation. A “change of control” was deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control of the Trust or the Corporation: (i) a successful “take-over bid”, as defined in the Securities Act (Alberta), pursuant to which the “offeror” would as a result of such take-over bid, if successful, beneficially own in excess of fifty percent (50%) of the outstanding Trust Units or common shares of the Corporation; (ii) the issuance to or acquisition by any person, or group of persons acting in concert, of Trust Units which in the aggregate would total fifty percent (50%) or more of the then issued Trust Units; (iii) a

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change in the ownership of the Corporation, the effect of which would have been that a sufficient number of voting shares of the Corporation taken on a fully diluted basis, necessary to elect a majority of directors to the Board were not beneficially held or under the direction or control of the Trust; (iv) the sale of all or substantially all of the assets of the Corporation, except in conjunction with an internal reorganization as a result of which the Trust or any other affiliate of the Trust would have the same, or substantially similar, interest, whether direct or indirect, in the assets, as the interest, whether direct or indirect, that it had prior to the reorganization; and (v) the termination of the Trust.

Notwithstanding the “change of control” provisions described in the preceding paragraph or anything else contained in the TURIP, the Board had the complete and unfettered discretion to determine that any reorganization (which included, without limitation, the occurrence of any event the effect of which would have been to exchange or substitute the Trust Units for securities of another entity) (each such event a “Reorganization”) of or involving the Trust and/or the Corporation and/or any of their respective affiliates (and whether or not involving one or more third party entities) would not have been an actual “change of control” for the purposes of the TURIP if, as a result of such Reorganization, the holders of the issued and outstanding Trust Units immediately prior to such Reorganization were also the holders of at least fifty percent (50%) of the issued and outstanding equity securities of an entity that held, directly or indirectly, all or substantially all of the assets of the Trust (and the assets of its direct and indirect subsidiaries) immediately following such Reorganization.

(b)	Amendments to TURIP on Corporate Conversion

In connection with the Corporate Conversion, the TURIP was amended and replaced by the Common Share Rights Incentive Plan (the “CSRIP”). The terms of the CSRIP are the same as the terms of the TURIP describe above, with the exception of the amendments described below.

“Roll-Over” of Unit Rights under the amended TURIP

At a meeting held on December 14, 2010, the Unitholders of the Trust approved the CSRIP, which amended and replaced the TURIP effective as of January 1, 2011. Except as described below under “Election to Exchange Certain Unit Rights for Restricted Rights and Restricted Options”, all Unit Rights outstanding under the TURIP were exchanged for share rights (“Share Rights”) under the CSRIP. Holders of Share Rights are entitled to receive a Share on exercise of their Share Right on substantially the same terms and conditions that existed for Unit Rights prior to the Corporate Conversion, except that the Adjusted Exercise Price of Share Rights will now be adjusted for dividends paid by the Corporation, rather than adjusted for distributions paid by the Trust.

Election to Exchange Certain Unit Rights for Restricted Rights and Restricted Options

In order to provide for the most tax efficient transition of the TURIP for Penn West and holders of Unit Rights, the CSRIP provided that holders (“Electing Holders”) of Unit Rights, other than holders who were non-employee directors of Penn West, that were “in-the-money” at the closing of the TSX on December 31, 2010 (for purposes of this Section 6.1, the “Effective Time”) (i.e. the Adjusted Exercise Price of the Unit Right was less than $23.84, being the closing price of the Units on the TSX on December 31, 2010 (for purposes of this Section 6.1, the “Closing Conversion Price”)) were entitled to elect (the “Conversion Election”) to receive in exchange for each Unit Right:

(a)	an Option (a “Restricted Option”) to purchase a Share issued under the Stock Option Plan (for more information regarding the Stock Option Plan, see Section 6.3 “New Stock Option Plan”), which Restricted Option bears the same term and vesting provisions as the Unit Right that it was exchanged for (the “Elected Unit Right”), except that the Restricted Option entitles the Electing Holder to acquire a Share at the Closing Conversion Price of $23.84 per Share rather than at the Adjusted Exercise Price; and

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(b)	a right (a “Restricted Right”) bearing the same term and vesting provisions as the Elected Unit Right, which right has a notional value (the “At Risk In-the-Money Amount”) at any given time equal to (i) the lesser of the Closing Conversion Price (i.e. $23.84 per Share) and the last closing price of the Shares on the TSX prior to the time of exercise of the Restricted Right (the “Market Price”), minus (ii) the Adjusted Exercise Price of the Restricted Right at the time of exercise.

The Restricted Right is intended to represent the “in-the-money” component of the Elected Unit Right measured from the Effective Time, the value of which continues to fluctuate to the extent that the Market Price of the Shares declines below the Closing Conversion Price of $23.84 per Share and to the extent that dividends are paid by Penn West on the Shares and as such, the value of a Restricted Right remains “at risk” in the same manner that the value of a Unit Right was “at risk”. The Restricted Option is intended to represent the potential future capital appreciation component of the Elected Unit Right measured from the Effective Time, and will only have value to the extent that the Market Price of the Shares exceeds the Closing Conversion Price of $23.84 per Share. As a result, each Restricted Right and related Restricted Option collectively represent the economic equivalent of an Elected Unit Right. In order to preserve such economic equivalence, each Restricted Right and related Restricted Option must be exercised (or surrendered) concurrently by the Electing Holder.

On exercise of a Restricted Right: (i) if the corresponding Restricted Option is “in-the-money” (that is, the exercise price of the Restricted Option is less than the Market Price of the Shares), then such Restricted Option is deemed to be exercised in accordance with the terms of the Stock Option Plan; and (ii) if the corresponding Restricted Option is “out-of-the-money” (that is, the exercise price of the Restricted Option is greater than the Market Price of the Shares), then such Restricted Option is deemed to be surrendered to Penn West for cancellation without payment of any consideration therefor.

On exercise of a Restricted Right, Penn West will issue to the Electing Holder that number of Shares as is equal to the number obtained by dividing the At Risk In-the-Money Amount by the Market Price of the Shares. However, the Electing Holder may elect, in the holder’s sole discretion, to receive a cash payment equal to the At Risk In-the-Money Amount in lieu of receiving Shares. It is expected that in most cases, the Electing Holder will elect to receive a cash payment in lieu of receiving Shares. As at May 4, 2011, approximately 97.01% of Restricted Rights exercised were settled by cash payment, and only approximately 2.99% of all Restricted Rights exercised were settled in Shares (involving the issuance of 3,319 Shares, being approximately 0.0007% of Penn West’s issued and outstanding Shares as at May 4, 2011).

Other Amendments to the TURIP

In connection with the Corporate Conversion, a number of additional amendments were made to the TURIP, including an amendment to the amendment provisions of the TURIP to provide that the amendment provisions may not be removed from the CSRIP or amended without Shareholder approval. In addition, the CSRIP contains a “surrender offer” feature which allows a holder of a vested Share Right (but not a Restricted Right) to make an offer (a “Surrender Offer”) to Penn West for the disposition and termination of such Share Right in consideration of a cash payment equal to the value of the last closing price of the Shares on the TSX prior to the receipt of the Surrender Offer by Penn West, less at the election of the holder, either the Grant Price or the Adjusted Exercise Price of such Share Right at the time of receipt of the Surrender Offer by Penn West. Penn West may, but will not be obligated to, accept the Surrender Offer. A number of miscellaneous administrative amendments were also made. The amendments to the TURIP (including the amendments required to give effect to the Corporate Conversion and the provision of the Conversion Election to holders of “in-the-money” Unit Rights) were made under the amendment provisions and adjustment provisions of the TURIP. The amendments were approved by the TSX but did not require Unitholder approval.

In addition to the amendments noted above, the terms of the CSRIP provide that Penn West is not permitted to issue any further Share Rights pursuant to the CSRIP and the CSRIP will terminate on the date that there ceases to be any Share Rights and Restricted Rights outstanding thereunder.

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6.2	Employee Retirement Savings Plan

(a)	Savings Plan as at December 31, 2010

The Savings Plan was amended in connection with the Corporate Conversion, effective as of January 1, 2011. This Section 6.2(a) pertains to the Savings Plan as it existed in 2010. For information regarding the amended Savings Plan, see Section 6.2(b) “Amendments to the Savings Plan on Corporate Conversion”.

In 2010, the purpose of the Savings Plan was to provide a means by which full-time employees (“Employees”) of affiliates of the Trust, including the Corporation and its subsidiaries, could save for their retirement to ensure their long term future financial security; and to develop the interest of the Employees in the growth and development of the Trust and its affiliates by providing them with the opportunity to acquire an increased proprietary interest in the Trust through the purchase of Trust Units.

Any Employee who participated in the Savings Plan could contribute not less than one percent (1%) and not more than ten percent (10%) of their base annual salary to the Savings Plan (the “Employee’s Contribution”). For each one dollar ($1.00) contribution to the Savings Plan by an Employee, the Corporation contributed $1.50 on behalf of the Employee (“Penn West’s Contribution”).

The Employee’s Contribution and Penn West’s Contribution in each calendar month were used to acquire Trust Units. The Trust Units could be acquired either through open market purchases of Trust Units as soon as reasonably practicable after the end of that calendar month; by a purchase from treasury at the weighted average trading price of the last five trading days on the TSX of that calendar month; or by a combination of the two, as determined by the Corporation (as administrator of the Savings Plan) in its sole discretion. Where available, the Savings Plan enrolled in the Trust’s distribution reinvestment and optional trust unit purchase plan (the “DRIP”) thus qualifying to invest cash distributions in Trust Units issued from treasury at the price and on the terms set out in the DRIP. If the DRIP was not available, all cash distributions from the Trust attributable to the Trust Units held in the Savings Plan would also be used to acquire Trust Units through open market purchases of Trust Units as soon as reasonably practicable after the receipt of such distributions.

Penn West’s Contributions would vest to each Employee on the last day of the calendar month following a contribution. If an Employee left the Corporation or was terminated for a reason other than by death before the end of any such monthly period, the Employee’s Contributions for such monthly period, whether a cash amount or Trust Units acquired with such cash amount along with any distributions from the Trust related thereto, would be returned to such Employee and Penn West’s Contributions, whether a cash amount or Trust Units acquired with such cash amount along with any distributions from the Trust related thereto, would not be earned and would be returned or surrendered, as the case would be, to the Corporation and the Trust. In the event of death, the Employee’s Contributions made during such partial monthly period would be matched by Penn West’s Contributions, and would vest at the end of the calendar month following death.

There was a 12-month restriction on the sale of any Trust Unit acquired under the Savings Plan which could be waived by the Corporation. At the end of each calendar month, Trust Units that had been held for 12 months would be released to the Employee. In the event of the death of an Employee, the Trust Units would be immediately released. The Corporation could permit immediate transfer of the Trust Units to an Employee’s registered retirement savings plan or tax free savings account upon the Employee’s undertaking not to dispose of such Trust Units for the required 12-month period.

The number of Trust Units reserved for issuance under the Savings Plan (along with any other security based compensation arrangements) was not permitted to exceed ten percent (10%) of the outstanding Trust Units as approved by the Board from time to time on behalf of the Corporation. In addition, the number of Trust Units, together with all of the Trust’s other previously established or proposed security compensation

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arrangements, issuable (or reserved for issuance) to insiders of the Trust and the Corporation and such insiders’ associates and affiliates was not permitted to exceed five percent (5%) of the outstanding Trust Units; issued to any insider of the Trust and the Corporation and such insider’s associates and affiliates within a one year period was not permitted to exceed two percent (2%) of the outstanding Trust Units; and issued to any one insider of the Trust and the Corporation and such insider’s associates and affiliates or to the independent directors as a group within a one year period was not permitted to exceed one percent (1%) of the outstanding Trust Units.

Under the provisions of the Savings Plan in place prior to the Corporate Conversion, the Board had the authority, by resolution on behalf of the Trust, to amend the Savings Plan without Unitholder approval. However the Board was not entitled to, absent Unitholder and TSX approval, amend the Savings Plan to provide for: (i) any reduction in the purchase price of the Trust Units being purchased from the Trust; (ii) any amendments to the limits on employee or employer contributions to the Savings Plan or that would provide for any discount to the purchase price under the Savings Plan; or (iii) any increase in the maximum percentage of outstanding Trust Units reserved for issuance under the Savings Plan.

(b)	Amendments to the Savings Plan on Corporate Conversion

As noted above, the Savings Plan was amended to give effect to the Corporate Conversion, including Penn West’s assumptions of the obligations of the Trust under the Savings Plan. The amended version of the Savings Plan (the “Amended Savings Plan”) became effective on January 1, 2011.

The purpose of the Amended Savings Plan continues to be to provide a means by which full-time employees (“Employees”) of Penn West can save for their retirement to help ensure their long term future financial security; and to develop the interest of the Employees in the growth and development of Penn West and its affiliates by providing them with the opportunity to acquire an increased proprietary interest in Penn West through the purchase of Shares.

As of January 1, 2011, all existing participants in the Savings Plan were deemed to be participants in the Amended Savings Plan without any further action on their part, and contributions made to the Savings Plan by participants in the Savings Plan and by the Corporation prior to January 1, 2011 and in respect of which Trust Units had not yet been purchased were automatically applied to the purchase of Shares in accordance with the terms and conditions of the Amended Savings Plan.

The Savings Plan was also amended to provide that under the Amended Savings Plan, Shares would not be issued from treasury. Instead, an independent trustee acquires Shares through purchases on the TSX to satisfy Penn West’s obligations under the Amended Savings Plan. A number of administrative amendments were also made to the Savings Plan, including, but not limited to, allowing Penn West the right to amend from time to time or terminate the terms and conditions of the Amended Savings Plan without requiring Shareholder or TSX approval, since unlike the Savings Plan prior to the Corporate Conversion, which provided for the issuance of Trust Units from the treasury of Penn West, the Amended Savings Plan does not allow for the issuance of Shares from the treasury of Penn West. In addition, the Savings Plan was amended to allow an employee to direct, in that employee’s discretion, that the Employee’s Contributions and related Penn West Contributions be deposited in an investment vehicle designated by Penn West, such as an investment savings account or money market fund to be administered by Penn West or its agent, rather than such contributions being used to acquire Shares. Funds contributed to such an investment vehicle are then subject to similar terms, including with respect to vesting and withdrawal restrictions, as Shares acquired under the Savings Plan.

All of the amendments to the Savings Plan were made under the amendment provisions of the Savings Plan. The amendments were approved by the TSX but did not require Unitholder approval.

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6.3	New Stock Option Plan

At the meeting of Unitholders held on December 14, 2010, the Unitholders of the Trust approved a new stock option plan (the “Stock Option Plan”) for the Corporation, effective as of January 1, 2011.

Purpose of the Stock Option Plan: The Board believes that equity-based incentive compensation, such as the Stock Option Plan, is an integral component of compensation for employees, officers and consultants. The attraction and retention of qualified personnel has been identified as one of the key risks to Penn West’s long-term strategic growth plan. The Stock Option Plan is intended to maintain Penn West’s competitiveness within the Canadian oil and gas industry and facilitate the achievement of Penn West’s long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of Penn West and by strengthening the alignment of the interests of personnel with the interests of Shareholders. As of January 1, 2011, the Stock Option Plan is the only equity-based compensation plan of Penn West pursuant to which awards continue to be granted to acquire Shares from treasury.

Grants: Officers and other service providers (excluding non-employee directors) of Penn West and its subsidiaries and affiliates are eligible to participate in the Stock Option Plan and may be granted options (each, an “Option”) to purchase Shares from the treasury of Penn West from time to time thereunder, subject to the terms and limitations contained in the Stock Option Plan.

Restrictions on Number of Shares Issuable: The Stock Option Plan is administered by a committee of the Board comprised of one or more directors appointed by the Board to administer the Plan or, if no such committee is appointed, the Board (in each case, the “Committee”). The Committee may designate eligible Service Providers to whom Options may be granted and the number of Shares to be optioned to each, provided that the number of Shares to be optioned will not exceed the limitations set out below:

(a)	the maximum number of Shares issuable (or reserved for issuance) on exercise of outstanding Options at any time is limited to 9% of the aggregate number of issued and outstanding Shares, less the number of Shares issuable (or reserved for issuance) pursuant to all other security based compensation arrangements (including the CSRIP);

(b)	the number of Shares issuable (or reserved for issuance) to insiders, at any time, under all security based compensation arrangements will not exceed 5% of the issued and outstanding Shares;

(c)	the number of Shares issued to insiders, within any one year period, under all security based compensation arrangements will not exceed 2% of the issued and outstanding Shares;

(d)	the average Annual Grant Rate during any three consecutive calendar years (a “Rolling Three Year Period”) shall not exceed 2.0%

(where “Annual Grant Rate” means the percentage obtained using the following formula: % = 100 * (X / Y); (i) X = the number of Options granted in any calendar year; and (ii) Y = the weighted average number of Shares that are outstanding (on a non-diluted basis) during such calendar year (for the purposes of calculating the Annual Grant Rate for 2011, the Restricted Options issued on January 1, 2011 in connection with the Corporate Conversion pursuant to the Stock Option Plan are not counted in the calculation); and

(e)	non-employee directors of Penn West are not eligible to participate in the Stock Option Plan.

(Paragraphs (a) through (e) above are collectively referred to as the “Option Grant Restrictions”.)

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Any increase in the number of issued and outstanding Shares (whether as a result of the exercise of Options or otherwise) will result in an increase in the number of Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under the Stock Option Plan. Options that are cancelled or that terminate or expire prior to the exercise of all or a portion thereof will result in the Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Stock Option Plan to the extent of any Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

Vesting: The Committee may, in its sole discretion, determine: (i) the time during which Options will vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, the Stock Option Plan provides that Options will vest and be exercisable as to one-fifth of the total number of Shares subject to the Options on each of the first, second, third, fourth and fifth anniversaries of the date of grant. Notwithstanding the foregoing, the Committee may, at its sole discretion at any time or in the option agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted.

Change of Control: In the event of a Change of Control (as defined in the Stock Option Plan), all issued and outstanding Options will be exercisable (whether or not then vested) immediately prior to the time such Change of Control takes place and shall terminate on the 90th day after the occurrence of such Change of Control, or at such earlier time as may be established by the Board, in its absolute discretion, prior to the time such Change of Control takes place.

Exercise Price: The exercise price of Options will be fixed by the Committee when Options are granted, provided that the exercise price of Options may not be less than the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the time of grant, calculated by dividing the total value by the total volume of Shares traded for the five trading-day period at the time an Option is granted (or such other minimum price as may be required by the stock exchange on which the Shares are listed at the time of grant).

Term/Expiry: The period during which an Option is exercisable shall, subject to the provisions of the Stock Option Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of six years, as may be determined by the Committee, and in the absence of any determination to the contrary will be six years from the date of grant (the “Termination Date”). If the normal expiry date of any Options falls within any period of time when, pursuant to any policies of Penn West, securities of Penn West may not be traded by certain persons as designated by Penn West, including any holder of an Option (such period of time, a “Black-Out Period”) or within seven business days following the end of any Black-Out Period (such Options, the “Affected Options”), then the expiry date of all Affected Options will be extended to the date that is seven business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Committee). The foregoing extension applies to all Options whatever the date of grant and shall not be considered to be an extension of the term of the Options.

If permitted by the Committee, an Option holder may elect to exercise an Option by surrendering such Option in exchange for the issuance of such number of Shares as is equal to the number determined by dividing the Market Price (calculated as at the date of exercise) into the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option. Upon exercise, the number of Shares actually issued shall be deducted from the number of Shares reserved with the TSX for future issuance under the Stock Option Plan and the balance of the Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance.

An Option holder may make an offer (the “Surrender Offer”) to Penn West, at any time, for the disposition and surrender by the Option holder to Penn West (and the termination thereof) of any Options for an amount (not to exceed the Fair Market Value of the Shares less the exercise price of the Options) specified in the

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Surrender Offer by the Option holder, and Penn West may, but is not obligated to, accept the Surrender Offer. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates will be surrendered and terminated upon payment of the amount of the agreed Surrender Offer by Penn West to the Option holder. For purposes of this Section 6.3, “Fair Market Value” means the weighted average of the prices at which the Shares traded on the TSX for the five trading days on which the Shares traded on the TSX immediately preceding such date.

Assignment: Options are not assignable by the Option holder either in whole or in part and, upon any purported assignment being made in contravention of the terms thereof, such Options will become null and void.

Amendment Provisions: The Board may, by resolution, amend or discontinue the Stock Option Plan and any Option granted under it (together with any related option agreement) at any time without Shareholder approval; provided however, that without the prior approval of the Shareholders (or such other approval as may be required by the TSX or such other stock exchange on which the Shares are listed and posted for trading), the Board may not: (i) increase the maximum number of Shares issuable pursuant to this Plan; (ii) reduce the exercise price of an Option or cancel an Option and subsequently issue the holder of such Option a new Option in replacement thereof; (iii) extend the term of an Option beyond the original expiry date of such Option; (iv) make an amendment to the Stock Option Plan or an Option that would permit an Option holder to assign or transfer an Option to a new beneficial Option holder, other than for estate settlement purposes in the case of the death of an Option holder; (v) make an amendment to the Stock Option Plan that would add to the categories of persons eligible to participate therein, including to permit non-employee directors to participate in the Stock Option Plan; (vi) make an amendment to the Stock Option Plan to remove or amend the Option Grant Restrictions; or (vii) make an amendment to the Stock Option Plan to remove or amend the amendment provisions described above. Any amendment to the Stock Option Plan or to outstanding Options that requires approval of any stock exchange on which the Shares are listed for trading may not be made without the approval of such stock exchange. The Board may amend or discontinue the Stock Option Plan or outstanding Options at any time without the consent of an Option holder, provided that such amendment shall not adversely alter or impair any Option previously granted under the Stock Option Plan. The Committee may amend or terminate the Stock Option Plan or any outstanding Option at any time without the approval of the Shareholders or any Option holder whose Option is amended or terminated, in order to conform the Stock Option Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the receipt of the approval of that stock exchange or regulatory authority.

Termination/Death: Unless Penn West and an Option holder agree otherwise in an option agreement or other written agreement (such as an agreement of employment or consultancy), each Option provides that:

(a)	upon the death of the Option holder: (i) the Option will terminate on the date determined by the Committee, which shall not be more than twelve months from the date of death and, in the absence of any determination to the contrary, will be twelve months from the date of death (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder (or his or her heirs or successors) will be entitled to purchase until such date of Option termination shall be all of the Shares that may be acquired on exercise of the Options held by such Option holder (or his or her heirs or successors) whether or not previously vested, and the vesting of all such Options will be accelerated on the date of death for such purpose;

(b)

if the Option holder shall no longer be a Service Provider by reason of termination without cause: (i) the Option will terminate on the expiry of the period that is not less than 60 days and not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder is terminated, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 90 days following the date that the Option holder is terminated (subject to earlier

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termination on the Termination Date); and (ii) the number of Shares that the Option holder will be entitled to purchase until such date of Option termination shall be: (A) the number of Shares that the Option holder is entitled to purchase on exercise of vested Options on the date that the Option holder is terminated; plus (B) the number of Shares that the Option holder is entitled to purchase on exercise of Options that vest following the date that the Option holder is terminated and up to and including the first to occur of (I) the 60th day following the date that the Option holder is terminated, and (II) the Termination Date;

(c)	if the Option holder shall no longer be a Service Provider by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing); provided that notwithstanding the foregoing, the Committee may, in its sole discretion, allow the Option holder to exercise any Options that were vested on the date that the Option holder was terminated for cause for a period of not more than 30 days following such termination date (subject to earlier termination on the Termination Date);

(d)	if the Option holder shall no longer be a Service Provider by reason of the Option holder ‘s resignation: (i) the Option will terminate on the expiry of the period not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder resigns, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 30 days following the date that the Option holder resigns (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder will be entitled to purchase until such date of Option termination will be the number of Shares that the Option holder was entitled to purchase on exercise of vested Options on the date that the Option holder resigned; and

(e)	if the Option holder is no longer a Service Provider by reason of the Option holder’s Retirement, such Option holder’s Options shall remain in full force and effect and will continue to vest in accordance with their terms and will continue to be exercisable by the Option holder from time to time in accordance with their terms until the Termination Date. “Retirement” means: (i) retirement from active employment or consultancy with Penn West or its affiliates or subsidiaries at or after age 60, provided that the Option holder must have (A) provided continuous services to Penn West or its affiliates or subsidiaries for a minimum of ten (10) years at the time of retirement, and (B) entered into a written agreement in respect of such retirement with Penn West that is acceptable to it; or (ii) retirement from active employment or consultancy with Penn West or any of its affiliates or subsidiaries in circumstances where the Option holder has not reached the age of 60, but where the Option holder’s age plus the Option holder’s full years of service with Penn West or any of its affiliates or subsidiaries equals at least 70, provided that the Option holder must have (A) provided continuous services to Penn West or any of its affiliates or subsidiaries for a minimum of fifteen years at the time of retirement and be at least age 55, and (B) the Option holder has entered into a written agreement in respect of such retirement with Penn West that is acceptable to it; or (iii) such other meaning as the Committee or the Board shall determine in its sole discretion.

It shall not be considered a termination of the Service Provider relationship if an Option holder is placed on a leave of absence (“Leave”) which is considered by the Committee as continuing intact the Service Provider relationship. In such a case, the Service Provider relationship shall be continued until the later of: (i) the date when the Leave equals 90 days; and (ii) the date when an Option holder’s right to re-employment is no longer guaranteed either by applicable law or by contract; provided that in the event that active employment or service provision is not renewed at the end of the Leave, the Service Provider relationship will be deemed to have ceased at the beginning of the Leave. If an Option holder takes a Leave for a period of time that is greater than 90 days, the Committee may, in its sole discretion, modify or change the vesting terms of any Options granted to such Option holder in order to take into account the period of the Leave.

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Change in Structure: In the event: (i) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (ii) that, as a result of any recapitalization, merger, consolidation or other transaction, the Shares are converted into or exchangeable for any other securities or property; then the Board may make such adjustments to the Stock Option Plan and to any Options, and may make such amendments to any option agreements, as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Option holders and\or to provide for the Option holders to receive and accept such other securities or property in lieu of Shares, and the Option holders will be bound by any such determination. If Penn West fixes a record date for a distribution to all or substantially all of the holders of the Shares of cash or other assets (other than a dividend in the ordinary course of business), the Board may, in its sole discretion, but will not be required to, make an adjustment to the exercise price of any Options outstanding on the record date for such distribution and make such amendments to any option agreements to give effect thereto, as the Board may, in its sole discretion, consider appropriate in the circumstances.

Except in the case of a transaction that is a Change of Control (as defined in the Stock Option Plan), if Penn West enters into any transaction or series of transactions whereby Penn West or all or substantially all of the assets of Penn West and its subsidiaries (on a consolidated basis) would become the property of any other trust, body corporate, partnership or other person (a “Successor”), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise (each a “Transaction”), prior to or contemporaneously with the consummation of such Transaction, Penn West and the Successor will execute such instruments and do such things as necessary to establish that upon the consummation of such Transaction the Successor will assume the covenants and obligations of Penn West under the Stock Option Plan and the option agreements outstanding on consummation of such Transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of Penn West under the Stock Option Plan and option agreements. Alternatively, and in lieu of making such provision, in the event of such Transaction (provided that if the Transaction constitutes a takeover bid, it (i) is not exempt from the takeover bid requirements of applicable securities legislation, and (ii) shall have been approved or recommended for acceptance by the Board) Penn West shall have the right to satisfy any obligations to the Option holder in respect of any Options outstanding by paying to the Option holder, in cash, and as proceeds of disposition for an Option holder’s Options, the difference between the exercise price of all unexercised Options and the fair market value of the securities to which the Option holder would be entitled upon exercise of all unexercised Options. Any determinations as to fair market value of any securities will be made by the Committee, and any reasonable determination made by the Committee will be binding and conclusive and, upon payment as aforesaid, the Options will terminate.

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6.4	Data Regarding Equity Compensation Plans

The table below reflects the numbers of Share Rights, Restricted Rights and Restricted Options issued by Penn West in exchange for Unit Rights on the Corporate Conversion as at January 1, 2011, as well as the numbers of such securities (and Options) remaining outstanding as at May 4, 2011 and as a percentage of issued and outstanding Shares.

	0000000000	0000000000	0000000000
Security Type	Issued in Exchange for Unit Rights on January 1, 2011	Outstanding as at May 4, 2011	Outstanding as a percentage of issued and outstanding Shares as at May 4, 2011
Share Rights	3,778,766	3,246,693	0.70%
Restricted Rights	27,586,712(1)	22,819,492(1)	4.90%(1)
Restricted Options
Options	N/A	6,716,259	1.44%

Total equity-based compensation plan securities outstanding as a % of Shares Issued and Outstanding as at May 4, 2011			7.03%

Note:

(1)	Each holder of a Restricted Right holds a corresponding Restricted Option, and the Restricted Option must be exercised concurrently with the exercise of the Restricted Right. However, while the exercise of a Restricted Option involves the issuance of a Share from Penn West’s treasury, a Restricted Right may be settled with a cash payment (as described in Section 6.1(b) “Amendments to TURIP on Corporate Conversion”) at the election of the holder. It is expected that in most cases, the holder of a Restricted Right will elect to receive a cash payment in lieu of receiving Shares. As at May 4, 2011, only approximately 2.99% of all Restricted Rights exercised were settled in Shares (involving the issuance of 3,319 Shares, being approximately 0.0007% of Penn West’s issued and outstanding Shares as at May 4, 2011). Thus, for purposes of this table, Restricted Rights and Restricted Options are reflected as one security.

SECTION 7: TERMINATION AND CHANGE OF CONTROL BENEFITS

The following is a summary of the provisions of each contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of Penn West or a change in a Named Executive Officer’s responsibilities.

7.1	NEO Agreements

Penn West has entered into employment contracts (the “NEO Agreements”) with each of its Named Executive Officers. Penn West entered into amended and restated versions of the NEO Agreements in connection with the Corporate Conversion. However, the material terms and conditions of the amended and restated NEO Agreements remained the same as the versions of the NEO Agreements in place as of December 31, 2010. The NEO Agreements continue in effect to and including the earliest of: (i) the date of voluntary retirement of the Named Executive Officer in accordance with the retirement policies established for senior executives of Penn West; (ii) the voluntary resignation of the Named Executive Officer; (iii) the death of the Named Executive Officer; (iv) termination of the employment of the Named Executive Officer by Penn West for cause; or (v) termination of the employment of the Named Executive Officer by Penn West other than for cause.

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7.1(a)	Definitions

For the purposes of the disclosure under this Section 7, the following terms have the following meanings:

“Annual Bonus” means an amount equal to either: (i) the average of the annual bonus received by the Named Executive Officer in the 24-month period immediately prior to the Termination Date; or (ii) if the Named Executive Officer has not been continuously employed by Penn West for a period of two years prior to the Termination Date, the average of the annual bonus received by the Named Executive Officer during the Named Executive Officer’s years of service immediately prior to the Termination Date, and in the event that any such bonus was subject to a pro rata adjustment as a result of the Named Executive Officer working for a portion of the year in which the bonus award was made, such bonus shall, for the purpose of the calculation, be deemed to be equal to the annualized value of a full year bonus as if the Named Executive Officer had been employed for the entire year in which the bonus award was made; but does not include, in either case, any amounts related to awards under the TURIP, or any other long term incentive arrangements put into place by Penn West or Penn West.

“Annual Compensation” means the sum of the Annual Salary plus the Annual Bonus (but does not include any amounts related to awards under the TURIP, or any other long term incentive arrangements put into place by Penn West) plus an amount equal to fifteen percent of the Annual Salary (representing a reasonable estimate of benefits and perquisites of employment) and an amount equal to fifteen percent of the Annual Salary (representing Penn West’s contribution to the Savings Plan).

“Annual Salary” means the Named Executive Officer’s annual salary as set out in his or her NEO Agreement, and as adjusted from time to time.

“Change of Control” is deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control of Penn West: (i) a successful “take-over bid”, as defined in the Securities Act (Alberta), pursuant to which the “offeror” would as a result of such take-over bid, if successful, beneficially own in excess of 50% of the outstanding Trust Units or common shares of Penn West; (ii) the issuance to or acquisition by any person, or group of persons acting in concert, of Trust Units which in the aggregate total 50% or more of the then issued Trust Units; (iii) a change in the ownership of Penn West, the effect of which is that a sufficient number of voting shares of Penn West taken on a fully diluted basis, necessary to elect a majority of directors to the Board are not beneficially held or under the direction or control of Penn West; (iv) the sale of all or substantially all of the assets of Penn West, except in conjunction with an internal reorganization as a result of which Penn West or any other affiliate of Penn West has the same, or substantially similar, interest, whether direct or indirect, in the assets, as the interest, whether direct or indirect, that it had prior to the reorganization; and (v) the termination of Penn West.

“Constructive Dismissal” means, unless consented to in writing by the Named Executive Officer, any action which constitutes constructive dismissal of the Named Executive Officer including, without limiting the generality of the foregoing: (i) a material decrease in the title, position, responsibilities, powers or reporting relationships of the Named Executive Officer; (ii) a reduction in the Annual Salary (excluding the Annual Bonus) of the Named Executive Officer, except where all senior executives of Penn West are subject to relatively similar reductions in their annual salary; (iii) a requirement to relocate to another city; or (iv) any material reduction in the value of the Named Executive Officer’s executive benefits, plans and programs (excluding the Annual Bonus and TURIP), except where all senior executives of Penn West are subject to relatively similar reductions in such value that is unrelated to a Change of Control.

“Termination Date” means the Named Executive Officer’s last day actively at work for Penn West, regardless of the reason for the cessation of employment.

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7.1(b)	Termination of Employment by Penn West Other than for Cause; Constructive Dismissal

Upon the termination of a Named Executive Officer’s employment by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer, the Named Executive Officer is entitled to receive a retiring allowance (the “Retiring Allowance”) (which shall include all statutory entitlement under labour standards legislation and all common law entitlement to reasonable notice) in the form of a cash payment equal to the sum of a factor (being 2.5 in the case of Mr. Andrew, 2.0 in the case of Mr. Nunns and Mr. Takeyasu, and 1.5 in the case of Mr. Fitzgerald and Ms. Foulkes) multiplied by the Annual Compensation of the Named Executive Officer, as at the Termination Date, less required withholdings.

In addition to the Retiring Allowance: (i) each Named Executive Officer will also receive all earned and unpaid pro rata Annual Salary up to and including the Termination Date, accrued and unused vacation pay up to and including the Termination Date, along with a pro rata share of the bonus earned during the year in which the Termination Date occurs, calculated by multiplying the Annual Bonus times a fraction, the numerator of which shall be the number of days in the calendar year prior to the Termination Date and the denominator of which shall be 365; and (ii) the Named Executive Officer’s right to exercise all Unit Rights granted under the TURIP shall accelerate and vest and be exercisable in accordance with the TURIP within a period of three months after the Termination Date at the exercise price in effect on the Termination Date notwithstanding any provision of the TURIP or any agreement between the Named Executive Officer and Penn West related thereto.

7.1(c)	Termination Following a Change of Control

In the event of a Change of Control and the election (the “Election”) of the Named Executive Officer to terminate his employment, which Election shall be at the discretion of the Named Executive Officer, then the Named Executive Officer shall be entitled to receive all of the compensation and benefits set out above under “Termination of Employment by Penn West Other than for Cause; Constructive Dismissal”, as if the Named Executive Officer had been terminated by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer.

Messrs. Andrew and Takeyasu must make any such Election within 90 days following a Change of Control. Mr. Nunns may make such Election at any time following a Change of Control. In the event that Mr. Fitzgerald or Ms. Foulkes advise Penn West of such Named Executive Officer’s decision to exercise the Election: (i) the notification to Penn West of the Election must be in writing and must be provided to Penn West within 90 days following a Change of Control; (ii) Penn West may require such Named Executive Officer to remain employed with, and to continue to provide normal services to, Penn West for a period not to exceed six months following the Change of Control (the “Transition Period”); and (iii) if such Named Executive Officer does not provide the requested services through the Transition Period, then the Election shall be null and void, and such Named Executive Officer shall not be entitled to the compensation and benefits set out above under “Termination of Employment by Penn West Other than for Cause; Constructive Dismissal”.

7.1(d)	Other Termination by the Named Executive Officer

Each Named Executive Officer is entitled to terminate the Named Executive Officer’s employment with Penn West at the Named Executive Officer’s pleasure upon providing thirty days’ prior written notice to such effect to Penn West. In such event, the Named Executive Officer shall not be entitled to any further compensation except for salary, Savings Plan and vacation pay accrued and owing up to and including the Termination Date.

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7.1(e)	Confidentiality Provisions

The NEO Agreements contain provisions regarding the non-disclosure of confidential information relating to the business, corporate affairs and operations of Penn West and its affiliates. These confidentiality provisions survive for a period of two years (or in the case of Ms. Foulkes, for an indefinite period of time) following the termination of a Named Executive Officer’s employment, except in circumstances where such confidential information is or becomes known to the public other than by a breach by the Named Executive Officer of his or her NEO Agreement.

7.1(f)	Services During a Change of Control

In the event that a person takes steps to effect a Change of Control which the Board considers, in its sole discretion, could in fact effect a Change of Control, or Penn West enters into any agreement to effect a Change of Control, each Named Executive Officer agrees in his or her NEO Agreement that he or she will not voluntarily leave the employ of Penn West or cease to be an officer of Penn West or its affiliates or subsidiaries until the earlier of such time as: (i) that person has abandoned or terminated its steps to effect a Change of Control or the Board considers, in its sole discretion, that such steps will not in fact effect a Change of Control; (ii) a Change of Control has been effected; or (iii) such agreement to effect a Change of Control has been terminated.

7.2	TURIP

7.2(a)	Vesting on Change of Control

The TURIP, as at December 31, 2010, provided that the vesting provisions of outstanding Unit Rights would be accelerated and all unexercised Unit Rights could be exercised upon the effective date of a Change of Control of Penn West.

7.2(b)	Vesting on Termination other than for Cause or for Constructive Dismissal

As noted above, upon the termination of a Named Executive Officer’s employment by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer, the Named Executive Officer’s right to exercise all Unit Rights granted under the TURIP would accelerate and vest and be exercisable in accordance with the TURIP within a period of three months after the Termination Date at the exercise price in effect on the Termination Date notwithstanding any provision of the TURIP or any agreement between the Named Executive Officer and Penn West related thereto.

7.2(c)	Other Termination Provisions of the TURIP

Unless otherwise provided in the NEO Agreements, the TURIP provided that upon any holder of Unit Rights ceasing to be a Service Provider for any reason whatsoever, other than the death of such holder of Unit Rights, during the Exercise Period, all Unit Rights which had not vested at such date would terminate, and such holder of Unit Rights would have had until the earlier of: (i) three months from the date such holder of Unit Rights ceased to be a Service Provider; or (ii) the end of the Exercise Period; to exercise any outstanding Unit Rights which had vested in such holder of Unit Rights, and at the expiration of such three month period, any vested Unit Rights which had not been so exercised would terminate, provided that upon the termination of any employee for cause, the Board could, in its sole discretion, determine that all vested Unit Rights which had not been exercised would immediately terminate. The TURIP provides that in the event that the foregoing provisions of the TURIP conflicted with or were inconsistent with the express terms of the NEO Agreements, the terms of the NEO Agreements would govern.

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7.3	Savings Plan

Penn West’s Contributions to the Savings Plan vest to each Named Executive Officer on the last day of the calendar month following a contribution. If a Named Executive Officer leaves Penn West or is terminated for a reason other than by death before the end of any such monthly period, the Employee’s Contributions for such monthly period, whether a cash amount or Trust Units acquired with such cash amount along with any distributions from Penn West related thereto, will be returned to such Named Executive Officer and Penn West’s Contributions, whether a cash amount or Trust Units acquired with such cash amount along with any distributions from Penn West related thereto, will not be earned and will be returned or surrendered, as the case may be, to Penn West.

7.3	Amendments on Corporate Conversion

In connection with the Corporate Conversion, Penn West and each of the Named Executive Officers entered into amended and restated versions of the NEO Agreements as of January 1, 2011. The terms of such amended NEO Agreements are essentially the same as the terms of the NEO Agreements in place on December 31, 2010; however, they have been updated to reflect the new incentive compensation plans now in place. Going forward, Share Rights, Restricted Rights, Restricted Options and Options are treated in the same manner as Unit Rights were treated under the NEO Agreements that were in place on December 31, 2010 prior to the Corporate Conversion.

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7.4	Payments to Named Executive Officers

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the Named Executive Officers pursuant to their NEO Agreement and pursuant to Unit Rights held by them as a result of the triggering events identified below, in each case assuming that such event occurred on December 31, 2010. The table does not include the value of payments, payables and benefits already available to the Named Executive Officer at December 31, 2010, such as Unit Rights that had already vested at such date.

Name	Triggering Event	Payment Pursuant to NEO Agreement ($)	Payment Pursuant to Accelerated Vesting of Unit Rights Triggered by Termination(1)(2) ($)	Total ($)
Andrew	Termination Without Cause(3)	2,318,750	3,163,566	5,482,316
	Termination With Cause(4)	Nil	Nil	Nil
	Change of Control(5)	2,318,750	3,163,566	5,482,316
	Retirement / Resignation(6)	Nil	Nil	Nil

Nunns	Termination Without Cause(3)	1,825,000	2,895,600	4,720,600
	Termination With Cause(4)	Nil	Nil	Nil
	Change of Control(5)	1,825,000	2,895,600	4,720,600
	Retirement / Resignation(6)	Nil	Nil	Nil

Takeyasu	Termination Without Cause(3)	1,322,500	1,750,986	3,073,486
	Termination With Cause(4)	Nil	Nil	Nil
	Change of Control(5)	1,322,500	1,750,986	3,073,486
	Retirement / Resignation(6)	Nil	Nil	Nil

Foulkes	Termination Without Cause(3)	897,500	1,357,992	2,255,492
	Termination With Cause(4)	Nil	Nil	Nil
	Change of Control(5)	897,500	1,357,992	2,255,492
	Retirement / Resignation(6)	Nil	Nil	Nil

Fitzgerald	Termination Without Cause(3)	897,500	1,285,326	2,182,826
	Termination With Cause(4)	Nil	Nil	Nil
	Change of Control(5)	897,500	1,285,326	2,182,826
	Retirement / Resignation(6)	Nil	Nil	Nil

Notes:

(1)	Pursuant to the terms of the TURIP, on exercise of a Unit Right, Unit Right holders could elect to pay either the original grant price or the reduced exercise price after reducing the original grant price to account for the amount of distributions paid per Trust Unit during the period since the grant date. For the purposes of this table, the reduced exercise prices have been used as the exercise prices for calculating the value of Unit Rights granted on December 1, 2005 and February 8, 2008, because such Unit Rights would not have been “in the money” on December 31, 2010 if the original grant price were used as the exercise price. The original grant price, rather than the reduced exercise price, was used as the exercise price for calculating the value of Unit Rights granted on April 6, 2009, as it is assumed that as at December 31, 2010, each of the Named Executive Officers holding such Unit Rights would have elected to use the original grant price on an exercise of such Unit Rights, given a number of factors as at December 31, 2010, including, but not limited to, each of the Named Executive Officers’ respective marginal income tax rates for 2010 under the Income Tax Act (Canada).
(2)	The NEO Agreements provide for accelerated vesting of Unit Rights in the event of termination without cause or change of Control. This amount does not include the value of Unit Rights already vested as at December 31, 2010.
(3)	Represents termination of the employment of the Named Executive Officer by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer.
(4)	Represents termination of the employment of the Named Executive Officer by Penn West for cause.
(5)	Represents a Change of Control and the subsequent election by the Named Executive Officer to terminate his or her employment, resulting in the Named Executive Officer’s entitlement to benefits as if the Named Executive Officer had been terminated by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer.
(6)	Represents voluntary retirement of the Named Executive Officer in accordance with the retirement policies established for senior executives of Penn West or voluntary resignation of the Named Executive Officer.

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SECTION 8: SAY ON PAY

The Governance Committee continuously monitors corporate governance developments in the market, and in particular, has been following the developments with respect to ‘say on pay’ shareholder advisory votes. The Governance Committee discussed and considered the voluntary adoption of a non-binding advisory vote of Shareholders on Penn West’s approach to executive compensation, and in March 2011 brought forward a recommendation to the Board that such a ‘say on pay’ advisory vote policy by adopted by Penn West, and the Board unanimously resolved in favour of including a non-binding ‘say on pay’ shareholder advisory vote with respect to Penn West’s approach to executive compensation at our annual general meeting of Shareholders in 2012.

SECTION 9: CONTINUOUS SHAREHOLDER ENGAGEMENT

Penn West management and the Board believe that regular and constructive engagement with Shareholders is important in maintaining a solid and open relationship. Shareholders are welcome to write or email the Investor Relations Department, or any of the directors or executive officers of Penn West, care of the Investor Relations Department, using the contact information in Section 10.4 “Additional Information” or on the Penn West website. While the annual general meeting of Shareholders provides an excellent opportunity for dialogue, Penn West also holds an Investor Day in the fall of each year as another means for Shareholders to learn more about Penn West. In addition to all of this, we at Penn West believe that the most important, efficient and fair means of communicating with Shareholders is through sound disclosure practices. We firmly believe that our disclosure practices meet or exceed all applicable standards and provide clear information with respect to our business, including our governance and our compensation strategies.

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SECTION 10: MISCELLANEOUS MATTERS

10.1	Indebtedness of Directors and Executive Officers

Penn West is not aware of any individuals who are either current or former executive officers, directors or employees of Penn West or any of Penn West’s subsidiaries and who have indebtedness outstanding as at the date hereof (whether entered into in connection with the purchase of securities of Penn West or otherwise) that is owing to (i) Penn West or any of its subsidiaries, or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West or any of its subsidiaries.

Penn West is not aware of any individuals who are, or who at any time during 2010 were, a director or executive officer of Penn West, a proposed nominee for election as a director of Penn West, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since January 1, 2010, indebted to Penn West or any of its subsidiaries, or whose indebtedness to another entity is, or at any time since January 1, 2010 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West or any of its subsidiaries.

10.2	Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere herein, there were no material interests, direct or indirect, of any Informed Person of Penn West, any proposed director of Penn West, or any associate or affiliate of any Informed Person or proposed director, in any transaction since January 1, 2010 or in any proposed transaction which has materially affected or would materially affect Penn West or any of its subsidiaries. “Informed Person” means: (i) a director or executive officer of Penn West; (ii) a director or executive officer of a person or company that is itself an Informed Person or subsidiary of Penn West; and (iii) any person or company who beneficially owns or controls or directs, directly or indirectly, Trust Units or Shares, as applicable, or a combination of these, carrying more than 10% of the voting rights attached to all outstanding Trust Units or Shares, as applicable.

10.3	Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as disclosed elsewhere herein, management of Penn West is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of Penn West at any time since January 1, 2010, any proposed nominee for election as a director of Penn West, or of any associate or affiliate of any of the foregoing persons or companies, in respect of any matter to be acted on at the Meeting (other than the election of directors of Penn West or the appointment of auditors of Penn West).

10.4	Additional Information

Additional information relating to Penn West is available on SEDAR at www.sedar.com. Financial information in respect of Penn West and its affairs is provided in Penn West’s annual audited comparative financial statements for the year ended December 31, 2010 and the related management’s discussion and analysis. Paper copies of Penn West’s financial statements and related management discussion and analysis are available upon request from Penn West’s Investor Relations department at:

200, 207 – 9th Avenue SW, Calgary, Alberta, T2P 1K3

telephone: (888) 770-2633

email: investor_relations@pennwest.com

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APPENDIX A

FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors, certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101. The prescribed corporate governance disclosure for Penn West is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

The Board is, in effect, responsible for the overall stewardship and governance of Penn West, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of Penn West’s current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in bold type). Penn West has also disclosed below, where applicable, a comparison with some of the corporate governance standards (the “NYSE Standards”) of the New York Stock Exchange (“NYSE”). As a Canadian corporation listed on the NYSE, Penn West is not required to comply with many of the NYSE Standards, provided that it complies with the Canadian corporate governance standards. In order to claim such an exemption, however, Penn West must disclose the significant differences between its corporate governance practices and those required by the NYSE Standards to be followed by U.S. domestic companies. Penn West’s statement of Significant Differences in Penn West’s Corporate Governance Practices Compared to NYSE Corporate Governance Standards can be found on Penn West’s website at www.pennwest.com.

Penn West’s corporate governance practices meet or exceed all applicable Canadian requirements. They also incorporate some best practices derived from the NYSE Standards and comply with the applicable rules adopted by the United States Securities and Exchange Commission to give effect to the provisions of the United States Sarbanes-Oxley Act of 2002.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

See Section 4.4 “Director Independence”.

Other than Mr. Smith, the Board has not determined the independence of any directors under the NYSE Standards.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

See Section 4.4 “Director Independence”.

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(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board has determined that a majority of the current directors (ten of twelve, or 83%) are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

See Section 4.6 “Other Public Board Memberships”.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board has a policy providing that the independent directors meet without members of management and non-independent directors present (being Mr. Andrew, the Chief Executive Officer of Penn West, and Mr. Nunns, the President and Chief Operating Officer of Penn West) at the conclusion of every meeting of the Board and every meeting of any committee of the Board. The number of Board and committee meetings held in 2010 is disclosed in Section 4.5 “Director Attendance Record”.

Under the NYSE Standards, non-employee directors are required to meet regularly without management present. In addition, if any non-employee director is not independent, the independent directors should meet at least once per year. The practices of the Board satisfy this requirement.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has determined that the chair of the Board, John A. Brussa, is an independent director within the meaning of NI 58-101. The Board, in conjunction with the Governance Committee and Mr. Brussa, has developed broad terms of reference for the Chairman of the Board which includes managing and developing a more effective Board and ensuring that the Board can function independently of management and work with management to monitor and influence strategic management and Shareholder and other third party relations.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

See Section 4.5 “Director Attendance Record”.

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2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board effective as of January 2, 2011 is attached to this Information Circular – Proxy Statement as Appendix B.

3.	Position Descriptions

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has written terms of reference for the chair of the Board and the chair of each committee of the Board.

(b)	Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The Board, in conjunction with the Chief Executive Officer, has developed a written position description for the Chief Executive Officer.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

See Section 4.11.1 “Director Orientation Program”.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

See Section 4.11.2 “Director Continuing Education”.

Under the NYSE Standards, corporate governance guidelines that include, among other things, director orientation and continuing education should be adopted and posted on Penn West’s website. Penn West has adopted a policy titled “Governance Guidelines” that addresses, among other things, director orientation and continuing education. The Governance Guidelines have been posted on Penn West’s website at www.pennwest.com.

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5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

The Board has adopted a written Code of Business Conduct and Ethics applicable to all employees of Penn West, including directors, officers and employees, and a Code of Ethics for Officers and Senior Financial Management applicable to all officers and senior financial staff, each of which is located on SEDAR at www.sedar.com, and on Penn West’s website at www.pennwest.com.

Under the NYSE Standards, a code of ethics that applies to all directors, officers and employees and that addresses certain matters should be adopted and posted on Penn West’s website. Penn West is in compliance with this requirement.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board monitors compliance with the codes by requiring quarterly certifications by its officers and senior financial management as to their compliance with the codes and through the “whistleblower” policy which provides a procedure for the submission of information by any director, officer or employee relating to possible violations of the codes.

(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There were no material change reports filed since January 1, 2010 pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

(b)	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board has also adopted a “Whistleblower Policy” wherein directors, officers and employees of Penn West and others are provided with a mechanism by which they can raise complaints regarding financial and regulatory reporting, internal accounting controls, auditing or health, safety and environmental matters or any other matters and raise concerns about any violations of Penn West’s

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Code of Business Conduct and Ethics in a confidential and, if felt necessary, anonymous process.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Governance Committee is responsible for identifying and recommending to the Board new candidates for addition to the Board or for Board nomination, having regard to the strengths and composition of the Board and the Governance Committee’s perception of the needs of Penn West.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Governance Committee is comprised of only independent directors.

Under the NYSE Standards, the nominating/corporate governance committee should be comprised solely of “independent directors” and should have its own charter. Although no Board determination of independence has been made under the NYSE Standards, members of the Governance Committee meet the qualifications for independence contained in the NYSE Standards. The Governance Committee has its own mandate, which is described below and which complies with the NYSE Standards. In addition, as required by the NYSE Standards, the mandate has been posted on Penn West’s website at www.pennwest.com.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance Committee has within its mandate the responsibilities of a nominating committee. The committee is responsible for identifying and recommending to the Board new candidates for nomination to the Board having regard to the competencies, skills and personal qualities of the candidates and the Board members’ and the committee’s perception of the needs of Penn West. The committee also reviews the slate of directors for Penn West’s annual management proxy circular and recommends such slate for approval by the Board.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Compensation of Directors

See Section 4.8 “Report on Director Compensation”.

Compensation of Officers

See Section 5 “Report on Executive Compensation”.

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(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources and Compensation Committee is composed entirely of independent directors.

Under the NYSE Standards, the compensation committee should be comprised solely of “independent directors” and should have its own charter. Although no Board determination of independence has been made under the NYSE Standards, members of the Human Resources and Compensation Committee meet the qualifications for independence contained in the NYSE Standards. The Human Resources and Compensation Committee has its own mandate, which is described below and which complies with the NYSE Standards. In addition, as required by the NYSE Standards, the mandate has been posted on Penn West’s website at www.pennwest.com.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The HR&C Committee has been delegated the responsibility to:

•

Review, receive reports from management regarding, and make recommendations to the Board for consideration with respect to, the overall main human resource policies, trends and organizational issues, including in respect of recruitment, performance management, compensation, benefit programs, resignations/terminations, training and development of management in relation to succession planning and organizational planning and design;

•

Review and make recommendations to the independent members of the Board respecting the overall compensation philosophy, guidelines and plans for Penn West employees and executives, including in respect of base salaries, short-term incentive plans, long-term incentive plans, benefit plans and perquisites, as well as short-term and long-term corporate goals and objectives and other performance measures;

•

Review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, grants of Unit Rights (and after January 1, 2011, Options) and any other equity based or long-term incentive compensation and other terms of employment of the executive officers other than the Chief Executive Officer;

•

Review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, grants of Unit Rights (and after January 1, 2011, Options) and any other equity based or long-term incentive compensation for employees other than executive officers;

•

Review and make recommendations to the independent members of the Board respecting the corporate goals and objectives relevant to Chief Executive Officer compensation, evaluate the Chief Executive Officer’s performance in light of such goals and objectives, and make recommendations to the independent members of the Board regarding the Chief Executive Officer’s annual compensation, including salary, cash bonus any other short-term incentive compensation, any grants of Unit Rights (and after January 1, 2011, Options) and any other equity based or long-term incentive compensation;

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•	Review and make recommendations to the Board respecting proposed appointments of officers of Penn West, including the terms of any executive employment agreements;

•

Review and report to the Board regarding succession plans for the Chief Executive Officer, President & Chief Operating Officer and other executive officers, including recruitment and training programs; and

•

Review and make recommendations to the Board respecting the compensation discussion and analysis and related disclosures of executive compensation for inclusion in information circulars and other documents for public release.

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The HR&C Committee engaged Mercer to provide specific support to the HR&C Committee in determining compensation for Penn West’s executive officers, and Penn West engaged Mercer to provide support in determining compensation for Penn West’s employees generally, during the most recently completed fiscal year. This support has consisted of: (i) the provision of general market observations throughout the year with respect to market trends and issues; (ii) the provision of benchmark market data; and (iii) attendance at one HR&C Committee meeting to review market trends and issues, during which market analysis findings were presented to the HR&C Committee. The decisions of the committee are those of the HR&C Committee and may reflect information other than that provided by Mercer.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Governance Committee

Members: George H. Brookman (Chair), Shirley McClellan, Frank Potter and R. Gregory Rich, all of whom are independent directors.

The Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the Board and its committees; developing and reviewing Penn West’s approach to corporate governance matters; and reviewing, developing and recommending to the Board for approval, procedures designed to ensure that the Board can function independently of management. The Committee annually reviews the need to recruit and recommend new members to fill Board vacancies giving consideration to the competencies, skills and personal qualities of the candidates and of the existing Board, and recommends to the Board the nominees for election at each annual meeting.

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Health, Safety, Environment and Regulatory Committee

Members: Jack Schanck (Chair), Robert Brawn, Daryl Gilbert and Shirley McClellan, all of whom are independent directors. The Health, Safety and Environment Committee assists the Board in its responsibility for oversight and due diligence by reviewing, reporting and making recommendations to the Board on the development and implementation of the standards and policies of Penn West in the areas of health, safety, environment and regulatory matters of an operational nature. This Committee meets separately with management of Penn West which has responsibility for such matters, and reports to the Board.

Reserves Committee

Members: Daryl Gilbert (Chair), R. Gregory Rich, Jack Schanck and James C. Smith, all of whom are independent directors.

The Reserves Committee assists the Board in meeting its responsibilities to review the qualifications, experience, reserve evaluation approach and costs of the independent engineering firms that perform Penn West’s reserve evaluation and reviews the annual independent engineering reports. The committee reviews, and recommends for approval by the Board on an annual basis, the statements of reserve data and other information specified in National Instrument 51-101. The Committee also reviews any other oil and natural gas reserve report prior to release by Penn West to the public and reviews all of the disclosure in the Annual Information Form and elsewhere related to the oil and natural gas activities of Penn West.

9.	Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

See Section 4.10 “Board and Director Performance Assessment”.

Other Activities of the Board

The Board holds regularly scheduled meetings at least quarterly to perform its responsibilities, which includes substantially all management matters related to Penn West or adopted by the Board. In particular, the Board approves significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board from time to time; (ii) the approval of capital expenditure budgets; (iii) the establishment of credit facilities; (iv) any offers for Shares; (v) any issuances of additional Shares; (vi) the determination of dividend policies; and (vii) establishing and administering Penn West’s equity compensation plans and the Savings Plan.

The Board, in part, performs its mandated responsibilities through the activities of its five committees: the Audit Committee, the Governance Committee, the Health, Safety, Environment and Regulatory Committee, the HR&C Committee and the Reserves Committee.

The Board and its committees have access to senior management on a regular basis as Mr. Andrew, the Chief Executive Officer, and Mr. Nunns, the President and Chief Operating Officer, are directors and attend all meetings of the Board along with other executive officers who are invited to attend Board meetings to provide necessary information to facilitate stewardship and oversight activities.

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The Board and the Governance Committee have developed terms of reference for the Chairman of the Board and the Chief Executive Officer with a view to ensuring that the Board can operate efficiently on a fully informed basis independent of management. As such, the Chief Executive Officer reports directly to the Board. The Board has determined that none of the directors who serve on its committees has a material relationship with Penn West that could reasonably interfere with the exercise of a director’s independent judgment. The Chairman of the Board is an independent director and is responsible for managing the affairs of the Board and its committees, including ensuring the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

Other Matters Relating to the Audit Committee

All of the members of the Audit Committee are independent and financially literate. See “Audit Committee Disclosures” in Penn West’s 2010 annual information form dated March 17, 2011 for information regarding Penn West’s Audit Committee, including the disclosure mandated by National Instrument 52-110 – Audit Committees. See our website at www.pennwest.com, for a copy of the Audit Committee’s mandate.

10.	Code of Business Conduct and Ethics

In 2010, Penn West distributed to all of its directors, officers and employees a code of business conduct and ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of Penn West’s assets, reporting of illegal or unethical behaviour and other matters. Employees are encouraged and enabled to utilize the Whistle Blower facilities in relation to any concerns as to questionable accounting, auditing, financial reporting or any other concerns. A code of ethics was also adopted that specifically addresses standards of conduct for officers and senior financial management. Compliance affirmations are obtained each quarter for all executive and certain key financial and operational employees and annually for a broader group of Penn West’s staff. The codes are available on Penn West’s website at www.pennwest.com.

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APPENDIX B

PENN WEST PETROLEUM LTD.

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) of Penn West Petroleum Ltd. (the “Corporation”) is responsible for the stewardship of the Corporation and its subsidiaries (the Corporation and its subsidiaries, collectively, “Penn West”). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board will:

a)	in consultation with the chief executive officer of the Corporation (the “CEO”), define the principal objective(s) of the Corporation;

b)	monitor the management of the business and affairs of the Corporation with the goal of achieving the Corporation’s principal objective(s) as defined by the Board;

c)	discharge the duties imposed on the Board by applicable laws; and

d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•	require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for the Corporation’s business, which plans must:

•	be designed to achieve the Corporation’s principal objectives,

•	identify the principal strategic and operational opportunities and risk of the Corporation’s business, and

•	be approved by the Board as a pre-condition to the implementation of such plans;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•	review the principal risks of the Corporation’s business identified by management and the steps taken by management to ensure the implementation of the appropriate systems to manage these risks; and

•	approve the annual operating and capital plans, major acquisitions and dispositions and facilities;

Monitoring and Acting

•	monitor the Corporation’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint the CEO and determine the terms of the CEO’s employment with the Corporation;

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•	approve the distribution policy of the Corporation;

•	periodically review the systems that management has put in place to ensure the integrity of the Corporation’s internal control and management information systems;

•	monitor the “good corporate citizenship” of the Corporation, including compliance by the Corporation with all applicable environmental laws;

•

in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by the Corporation and its officers and employees; and

•	approve all matters relating to a takeover bid of the Corporation.

Compliance Reporting and Corporate Communications

•	ensure that management is properly reporting the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

•	recommend to shareholders of the Corporation, based on the recommendations of management and the Audit Committee, a firm of chartered accountants to be appointed as the Corporation’s auditors;

•	ensure that management has undertaken all reasonable and prudent actions to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•	ensure that management has put in place sufficient disclosure controls to ensure the timely reporting of any other developments that have a significant and material impact on the value of Penn West;

•	ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;

•	report annually to shareholders on the Board’s stewardship for the preceding year; and

•	ensure that the Corporation has in place a policy to enable the Corporation to communicate effectively with the shareholders of the Corporation and the public generally.

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, among other things:

•	appointing a Chairman of the Board who is not a member of management;

•	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

•	defining the mandate of each committee of the Board,

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•	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director, and

•	establishing a system to enable any director to engage an outside adviser at the expense of the Corporation; and

•	review annually the composition of the Board and its committees and assess Directors’ performance on an ongoing basis, and propose new members to the Board;

•	review annually the adequacy and form of the compensation of directors.

Delegation

•

The Board may delegate its duties to and receive reports and recommendations from the Audit, Reserves and A&D, Human Resources and Compensation, Health, Safety, Environment and Regulatory and Governance committees.

Composition

•	The Board shall be composed of at least 6, but not more than 12, individuals selected by the shareholders of the Corporation at the annual meeting of shareholders.

•

A majority of Board members should be independent directors, being those directors with no direct or indirect material relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of independent judgment in carrying out their responsibilities. In addition, the Board must affirmatively determine that an independent director has no material relationship with Penn West, nor is designated as not being independent under Section 303A.02(b) of the Corporate Governance Rules of the New York Stock Exchange.

•	Members should have or obtain sufficient knowledge of the Corporation and the oil and gas business to assist in providing advice and counsel on relevant issues.

•	Board members should offer their resignation from the Board to the Chairman of the Governance Committee following:

•	change in personal circumstances which would reasonably interfere with the ability to serve as a Director, including a conflict of interest, and

•	change in personal circumstances which would reasonably reflect poorly on Penn West (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation).

•	Board members should offer their resignation from the Board to the Chairman of the Governance Committee upon reaching age 65 and annually thereafter.

Meetings

•

The Board shall meet at least four times per year and at such additional times as deemed appropriate by the Board Chair. In addition, the non-employee directors must meet at regularly scheduled executive sessions chaired by the Chair of the Board, or if the Chair of the Board is a member of management, by an independent director chosen by the Directors present at the meeting.

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•	There will also be an executive session of only independent directors held at least annually.

•	Minutes of each meeting shall be prepared by the Secretary to the Board.

•	The Chief Executive Officer or his designate(s) may be present at all meetings of the Board upon the invitation of the Board.

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•	Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•	The Board shall have the authority to review any corporate report or material and to investigate activity of Penn West and to request any employees to cooperate as requested by the Board.

•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

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